ITEM 1: REPORT TITLE PAGE

REVISED INFERRED MINERAL
RESOURCE DECLARATION

PLATINUM GROUP METALS	War Springs (Oorlogsfontein 45KS),
(RSA) (Pty) LIMITED	Northern Limb Platinum Property
(“PTM RSA”)
Limpopo Province,
REPUBLIC OF SOUTH AFRICA REGISTERED	Republic of South Africa
COMPANY
REGISTRATION NUMBER: 2000/025984/07
A WHOLLY OWNED SUBSIDIARY OF

PLATINUM GROUP METALS	War Springs: 24[0] 14’ S, 29[0] 02’ E
LIMITED
(“PTM LTD”)

TORONTO LISTED COMPANY	To be submitted in compliance with Canadian
TSX:PTM; AMEX:PLG	National Instrument 43-101

18 June 2009

C Muller, Pr.Sci.Nat., External QP

NJ Odendaal, D van Heerden, CJ Muller
(Registration No. 2004/029587/07)

War Springs Inferred Mineral Resource Declaration	ii

ITEM 1 (CONTINUED)
IMPORTANT NOTICE

This report includes Inferred Mineral Resources that have not been sufficiently drilled to enable them to be categorized as Mineral Reserves. Until there is additional drilling to upgrade the Inferred Mineral Resource to an Indicated Mineral Resources, there can be no certainty that the economics of the project will be realized.

US Investors Cautionary Note: "Inferred Resources" - While this term is recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize it. Inferred Resources have a large amount of uncertainty as to their existence and great uncertainly as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher Mineral Resource category. Under Canadian rules, estimates of Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US Investors are cautioned not to assume that part or all of an Inferred Resource exists or is economically mineable.

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in this report will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including, but not limited to, drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed herewith has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of Platinum Group Metals Ltd and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to closely consider the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The US Securities and Exchange Commission do not recognize the reporting of Inferred Mineral Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It can not be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher Mineral Resource category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED MINERAL RESOURCE EXISTS, OR ARE ECONOMICALLY MINABLE.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	iii

SALIENT FEATURES – PRELIMINARY ASSESMENT

Inferred Mineral Resource Base:

Cut-Off (3E)	Tonnage	Geo Loss	Tonnage		3E		Ni		Cu		Channel Width
cm.g/t	t	%	t	g/t	g	Moz	%	t	%	t	cm
BREEF
0	26,597,005	5	25,267,155	0.85	21,498,346	0.691	0.18	38,660	0.14	30,030	657
100	26,575,139	5	25,246,382	0.85	21,495,609	0.691	0.18	38,655	0.14	30,026	657
200	25,546,200	5	24,268,890	0.88	21,245,623	0.683	0.18	38,205	0.14	29,677	657
300	22,036,730	5	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
400	17,256,215	5	16,393,404	1.07	17,517,400	0.563	0.18	31,956	0.14	24,951	657
500	12,740,334	5	12,103,317	1.20	14,580,590	0.469	0.18	26,904	0.14	21,101	657
600	9,115,810	5	8,660,019	1.35	11,703,743	0.376	0.20	22,945	0.16	18,363	657
C REEF
0	27,419,301	5	26,048,336	1.24	32,198,446	1.035	0.08	25,817	0.06	19,391	875
100	27,419,301	5	26,048,336	1.24	32,198,446	1.035	0.08	25,817	0.06	19,391	875
200	27,419,301	5	26,048,336	1.24	32,198,446	1.035	0.08	25,817	0.06	19,391	875
300	27,400,590	5	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
400	27,217,327	5	25,856,461	1.24	32,117,411	1.033	0.08	25,752	0.06	19,343	875
500	26,535,405	5	25,208,635	1.26	31,768,107	1.021	0.08	25,472	0.06	19,132	875
600	25,067,232	5	23,813,870	1.30	30,863,444	0.992	0.08	24,746	0.06	18,587	875
TOTAL
0	54,016,307	5	51,315,491	1.05	53,696,792	1.726	0.13	69,400	0.10	53,348	734
100	53,994,440	5	51,294,718	1.05	53,694,055	1.726	0.13	69,386	0.10	53,336	734
200	52,965,502	5	50,317,227	1.06	53,444,070	1.718	0.13	68,537	0.10	52,669	734
300	49,437,321	5	46,965,455	1.11	52,139,653	1.676	0.12	64,965	0.10	49,868	734
400	44,473,542	5	42,249,865	1.17	49,634,812	1.596	0.12	59,488	0.09	45,725	734
500	39,275,739	5	37,311,952	1.24	46,348,697	1.490	0.11	52,849	0.09	40,617	734
600	34,183,042	5	32,473,890	1.31	42,567,187	1.369	0.11	47,284	0.09	36,610	734

Prill Splits at zero cm.g/t cut-off

Prill Splits	Pt		Pd		Au
	%	g/t	%	g/t	%	g/t
Reef B	28	0.24	63	0.53	9	0.08
Reef C	16	0.2	78	0.97	6	0.07

This document reports on the resource calculation performed on 22 boreholes that have now been drilled on the War Springs (“Oorlogsfontein”) property. It includes 4 new boreholes that were drilled from the end of November 2005 to February 2006 in an area immediately south of the Phase 1 resource area.

The results of the updated Mineral Resource calculation performed during May 2006 has an Inferred Resource of 46.9Mt at an average grade of 1.11g/t 3E (“2PGE+Au”) and, thus a 3E metal content of 1.676Moz for the B and C Reefs combined (optimized at a 300cm.g/t 3E cut-off). The total Ni and Cu metal content for the two reefs combined is 64,965t Ni and 49,868t Cu.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	iv

QUALIFIED PERSONS

External and Independent Qualified Person (External QP):

Mr Charles J. Muller (BSc (Hons)) Pr Sci Nat (Reg. No. 400201/04)
Minxcon (Pty) Limited
Postnet Suite #47
Private Bag X5
Strubens Valley
1735
Gauteng
Republic of South Africa
+27 11 958 2899 / 2837 / 2909
+27 83 230 8332

Internal and NOT Independent Qualified Person (Internal QP):

Willie J Visser (BSc (Hons)) Pr Sci Nat (Reg. No. 400279/04)
Platinum Group Metals RSA (Pty) Ltd
Sherwood House
Greenacres Office Park
Corner of Tana and Rustenburg Roads
Victory Park
Johannesburg
Republic of South Africa
+27 82 657 7679
+27 11 782 2186

Parent and Canadian Resident Company:

PLATINUM GROUP METALS LIMITED
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
091 604 899 5450
info@platinumgroupmetals.net
www.platinumgroupmetals.net

Qualified Project Geologist

Daniël F Grobler (PhD (Geology))
Platinum Group Metals RSA (Pty) Ltd
36 Schoeman Street
Mokopane
Republic of South Africa
+27 83 462 6182
+27 15 491 7720

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	2

ITEM 2: TABLE OF CONTENTS

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War Springs Inferred Mineral Resource Declaration	3

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LIST OF TABLES

LIST OF DIAGRAMS

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War Springs Inferred Mineral Resource Declaration	5

APPENDICES

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War Springs Inferred Mineral Resource Declaration	6

ITEM 3: SUMMARY

Item 3 (a) Property Description and Location

The War Springs (“Oorlogsfontein”) project area is located within the Northern Limb of the Bushveld Complex (“BC”) in the Republic of South Africa near the town of Mokopane (previously known as Potgietersrus). The property is located approximately 250km north of Johannesburg and is easily accessible by roads and major highways (Diagram 1).

Item 3 (b) Ownership

During 2004, Platinum Group Metals (RSA) (Pty) Ltd (“PTM (RSA)”) maintained options to purchase mineral rights on the War Springs (English translation of the Afrikaans farm name Oorlogsfontein) platinum property.

In November 2002, PTM entered into a Joint Venture Agreement with Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), a largely Historically Disadvantaged South African (“HDSA”) qualified South African mining company (refer to Item 20.2.3), on the Tweespalk and War Springs Properties. The industry standard joint venture was structured on a 30:70 basis, with Africa Wide having a 30% participating interest and PTM 70%. Subsequently Africa Wide made an arrangement to settle the War Springs permit issues by converting their 30% participator interest in War Springs to a 15% carried interest. Taung Platinum Exploration (Pty) Limited will hold a 15% interest also carried to bankable feasibility study.

Application for a New Order Mineral Rights Conversion was submitted to the Polokwane office of the Department of Minerals and Energy on the 13th of January 2006. The Company received a New Order Converted Prospecting Right on November 30, 2006 valid for three years ending November 29, 2009.

Item 3 (c) Geology and Mineralisation

The BC comprises several different compartments, namely the Eastern, Western, Far Western, Northern and Southern Limbs (Diagram 1) and is the single largest source of platinum in the world as well as a significant producer of palladium, other platinum group metals (“PGM’s”) and chrome. Platinum and other platinum group elements (“PGE’s”) are mined from the Merensky Reef, the UG2 Reef and the Platreef. These orebodies occur within the layered ultramafic to mafic igneous rocks of the Rustenburg Layered Suite, outcropping at surface near the margins of the BC and dipping gently downwards toward the centre of the complex. These mineralised horizons show remarkable continuity along strike and to depth. The Merensky and UG2 Reefs occur along the length of the Eastern and Western Limbs of BC with a total strike length of 280km (140km along each limb) and are mined to a depth of 2,000 m.

The War Springs property contains approximately 5.2km of prospective Platreef striking in a northerly direction. The intrusive layered rocks dip ~69 degrees to the west near the footwall contact with the Transvaal Supergroup sediments. The Platreef is found along the ~100 km strike length of the Northern Limb and has been drilled to a depth of 1,500 m. The Platreef mineralised zone is up to 250m thick in places, but mostly variable in thickness along strike and down dip. In addition significant PGE mineralisation can occur well into footwall basement rocks.

A large multi-pit operation is currently being exploited on the Platreef by Anglo American Platinum Corporation Ltd (Anglo Platinum) at their Potgietersrus Platinum Limited (“PPL”) mine.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	7

Item 3 (d) Exploration Status and Concept

Since the completion of the 2003 National Instrument 43-101 Report (dated February 2004), PTM has advanced the War Springs property as follows:-

Four soil geochemical lines (1 000m apart) were sampled during 2004. Additional soil lines were cut 250m apart and sampled during 2005. Aeromagnetic data over an ~130km2 area covering the farms Oorlogsfontein, Rooipoort and Grass Valley were interpreted by Gap Geophysics (Pty) Ltd on behalf of PTM during June 2004. A ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004.

Drilling commenced during mid-2004 on the War Springs property and PGE mineralised layers have been confirmed to cross the War Springs property. Eighteen holes had been completed by the end of May 2005 relating to 7,433m of drilling. A total of 8,188 samples were collected for the determination of the following elements: Pt, Pd, Au, Cu, Ni and Co. Where Pt, Pd and Au are referred to collectively, it is referred to as 3E or 2PGE+Au. Test pit and trench sampling was carried out during October 2005 across anomalous areas, indicated by the 2005 soil sampling programme.

Four additional boreholes were drilled (1 646m) during the period November 2005 to early February 2006 on high priority soil targets (Phase 2 Drilling Program). Drilling results from Phase 1 and 2 form the basis of the new resource calculation reported in this document.

Item 3 (e) Development and Operations

This report details early stage exploration programs. There is nothing to report under this Item.

Item 3 (f) Status and Recommendations

PTM appointed Minxcon (Pty) Ltd ("Minxcon" )(previously Global Geo Services (Pty) Ltd) as an independent geological consultant to provide a preliminary resource calculation for the War Springs property. The results of the updated Mineral Resource calculation performed during May 2006 has an Inferred Resource of 46.9Mt at an average grade of 1.11g/t 3E and, thus a 3E metal content of 1.676Moz for the B and C Reefs combined (optimized at a 300cm.g/t 3E cut-off). The total Ni and Cu metal content for the two reefs combined is 64,965t Ni and 49,868t Cu.

The results of the Mineral Resource assessment are favourable to the extent that further exploratory drilling should be considered on the southern extension of the C Reef. However, it relies on an Inferred Resource and conclusions should not be drawn as to the economic viability of the project. Additional monies for drilling and engineering work are recommended to be able to make a decision to advance the project. Results from the soil geochemical work indicate significant potential for the C Reef south of the area covered by the Phase 1 drilling.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	8

ITEM 4: INTRODUCTION AND TERMS OF REFERENCE

Item 4 (a) Terms of Reference

This report is compiled in terms of the National Instrument 43-101 (“NI 43-101”), the 43-101 CP and the 43-101 CP (Proposed Amendments) as well as the 43-101 F1. The information and status of the project is disclosed in the manner prescribed by the Securities Commission. Specific reference is made to the following: In Part 4 (4.2.8) of NI 43-101 the company is obliged to file a technical report should there be a “material change” in the status of the company. A “material change” is defined in 43-101 CP Part 2.4.

This report was commissioned by PTM for their Northern Limb War Springs platinum property, to serve as an update of their ongoing exploration program for the purpose of fulfilling regulatory obligations of NI 43-101. It draws heavily on work previously completed by the author and on reports by PTM geologists Mr Willie Visser and Dr Danie Grobler.

The report has been written in the required format and will be filed with regulatory authorities to which the authors give their consent.

Item 4 (b) Purpose for Report

The author was commissioned to report on the updated Inferred Mineral Resource calculation performed on behalf of PTM for the purpose of fulfilling regulatory obligations under NI 43-101 as it pertains to PTM Ltd’s continued listing on the Toronto Stock Exchange (“TSX”). Information has been sourced principally from data sets of exploration activities and recent sampling data (from diamond drilling) supplied by PTM and the information contained in the “Technical Report on the War Springs, Northern Limb Platinum Property” by Grobler, 2005 as well as the NI 43-101 document submitted during December 2005.

Item 4 (c) Sources of Information

The sources of the information used include technical reports provided by PTM, Technical Reports submitted to the TSX, publicly available information such as geological publications, corporate annual reports, news releases and corporate websites; as well as day to day involvement with the personnel of PTM, interviews with contractors employed by PTM and a site visit to the project.

Technical reports provided by PTM (RSA) include all basic data sets such as borehole logs, down-the-hole survey data, assay data, stratigraphic correlation, mineralogical work, geological, geochemical and geophysical data and plans and interpretations.

Item 4 (d) Extent of Field Involvement of QP

The Internal Qualified Person (“QP”), Mr Willie Visser, has been involved with the project as Exploration Manager for PTM (RSA) and personally acts as QP for all exploration activities in South Africa, as well as personnel and contractors to the company. The External QP, the author of this report Mr Charles Muller, has made visual inspections of the property (most recently in September 2006) and of the geological information secured by the company as well as publicly available information. The Project Manager, Dr Danie Grobler has extensive mining and exploration experience and was directly responsible for the on-site management of the exploration activities. The External QP, Mr Charles Muller is an independent Qualified Person. He has visited the War Springs property to view the exploration drilling information.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	9

ITEM 5: DISCLAIMER

It was not within the scope of this assignment to independently verify the legal status or ownership of the mineral properties or of the underlying option agreements and transfers of title. Although the author has exercised care and diligence in the use of information from outside sources and believes that the information contained in this report is accurate and factual.

ITEM 6: PROPERTY DESCRIPTIONS AND LOCATION

Item 6 (a) Area

The War Springs Project area is 2,395.9798ha in extent.

Item 6 (b) Location

The War Springs project area is located just to the southeast of the town of Mokopane (formally known as Potgietersrus), approximately 250km north of Johannesburg in the Limpopo (Northern) Province of the Republic of South Africa (Diagram 1). The War Springs project area is centred on Latitude 24°14’ (S) and Longitude 29°02’ (E).

Item 6 (c) Licence Numbers (RSA reference is Prospecting Permit or Prospecting Right)

On the 13th of January 2004, PTM (RSA) was awarded an Old Order Prospecting Permit (Oorlogsfontein Ref. No. 5/2/2/1087, Permit No. 05/2004) for the War Springs property, subject to the environmental management programme (“EMP”) being approved. The EMP, prepared for PTM (RSA) by EMPS Services, was approved on the 16th of September 2003. This permit was valid until 14th January 2006.

In accordance with the Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002), an application for conversion of the Old Order Prospecting Permit to a New Order Prospecting Right was lodged with the Limpopo Province Department of Minerals and Energy (“DME”) on the 13th of January 2006. The Company received a New Order Converted Prospecting Right on November 30, 2006 valid for three years ending November 29, 2009.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	10

Diagram 1: Bushveld Igneous Complex (BC) – General Locality Plan

General Locality Plan
NORTHERN LIMB
N
POTGIETERSRUS
NYLSTROOM
GROBLERSDAL
RUSTENBURG
BRITS
PRETORIA
ZEERUST
Western Bushveld
Joint Venture
Granites and allied rocks
Upper Zone
Main Zone
Critical, Lower and Marginal Zones
Fault

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	11

Item 6 (d) Obligations

War Springs has been subdivided into several portions and numerous small landowners hold the freehold titles.

The commercial obligations regarding War Springs are recorded in a Notarial Prospecting and Option Contract (protocol 1026, Deneys Reitz, Chris Stevens, Johannesburg, RSA) between Saenger and Sacke Minerals (partnership) and PTM (RSA) and notarised on 23rd June 2002. The agreement is with a private partnership that has brought together previously fragmented mineral rights. PTM (RSA) had a three-year period in which prospecting fees of US$2.50/ha to US$3.25/ha were payable to the partnership. The costs of exploration were and are for PTM (RSA)'s cost. PTM (RSA) was also obliged to spend a minimum of ZAR1 000 000.00 (one million South African Rands) within one year of the effective date (date of notarization and amendments thereafter) of the Option Contract and this requirement has been met. If the mineral rights were purchased in year three of the Option Agreement the cost to PTM would have been US$1.6 million for War Springs. PTM (RSA) also agreed to pay a 1% Net Smelter Return ("NSR" ) Royalty to the mineral rights holders subject to PTM (RSA)'s right to purchase the NSR at any time for US$1,400,000. The mineral rights holders may require PTM (RSA) to purchase the NSR upon the commencement of commercial production for US$1,400,000. The effective date of the Option Agreement was defined as the date of the granting of a prospecting permit from the DME and PTM was granted an Old Order Prospecting Permit on January 13, 2004. Subsequent to the grant of the Old Order Prospecting Permit, in May of 2004, the new Mineral and Petroleum Resources and Development Act (No. 28 2002) became law and the partnership was no longer in a legal position to sell the mineral rights to PTM, as all mineral rights had reverted to the state. The partnership and PTM have subsequently agreed to leave the parties in the "same commercial position" as they were in before the new act. As a result PTM has agreed to continue paying annual prospecting fees at a rate of US $3.25 per hectare until such time as a New Order Mining Right is granted to the Company. If PTM chooses to apply for and then accepts a New Order Mining Right, the Company would be required to pay the partnership an amount of approximately US $1.6 million, representing the original agreed purchase price.

The prospecting permit was valid until 14th January 2006 (see Item 6i). A New Order Prospecting Right Application was submitted to the DME on the 13th of January 2006. The Company received a New Order Converted Prospecting Right on November 30, 2006 valid for three years ending November 29, 2009.

Item 6 (e) Survey

War Springs is registered with the Deeds Office (RSA) under Oorlogsfontein 45, registration division KS, Northern Province and measures 2,395.9798 (two thousand three hundred and ninety five comma (point) nine seven nine eight) hectares. The farm can be located on the Government 1:50 000 Topo-Cadastral Sheet 2429AA Mokopane (3rd Ed., 2000) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 29°04'00'' (E) and 24°14'00'' (S). The western portion of the farm is also found on the Government 1:50,000 Topo-Cadastral Sheet 2428BB Tinmyne (2nd Ed., 1981). The publisher of the plan is as indicated above. Two Survey General Diagrams are also available, reference: LG Nr. A. 2823/57 (1957) and SG NO. 1616/94 (1893) exhibiting the farm coordinates and portions.

Item 6 (f) Location of Mineralised Zones

The location of the BC contact across the War Springs property is indicated on Diagram 4 and Diagram 5. Mineralisation is associated with igneous layering in the lower part of the BC.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	12

At least four linear aeromagnetic anomalies are visible within the ~500m wide zone of BC rocks exposed on the footwall contact with the Transvaal Supergroup rocks on War Springs (Diagram 18 and Diagram 19) These anomalies can be traced from the Grass Valley property in the south across Rooipoort (adjacent to War Springs) up into the northern end of War Springs, where they terminate against the Ysterberg/Plank Nek fault. These linear anomalies appear to be mostly uninterrupted by structure in the central to northeastern portion of War Springs. The bottom three linear anomalies were correlated with the A, B and C mineralised reefs identified on War Springs (). The A Reef occurs near the footwall contact and the C Reef on the hanging wall contact with the Main Zone. The correlation is visible when the intersections of mineralised reefs in the boreholes are projected back to surface and overlain on the aeromagnetic image of the area (Diagram 21). Projection of lithological units intersected by the drillholes to surface illustrates good correlation and continuity between the different lithological unit's as well as the mineralised reefs. Some fault displacement occurs in the central part of the area covered by the drilling.

Displacement of the mineralised reefs towards the east is indicated by the latest drilling results (ORL-19 to 22) south of the Phase 1 drilling area. Both the B and C Reefs are displaced by at least 200m towards the east. Assessment of the current data indicates that the position of the C Reef within borehole ORL-1 appears to be affected by faulting.

Item 6 (g) Royalties

PTM (RSA) has agreed to pay a 1% NSR Royalty to the mineral rights holders (see section 6d above). The government of South Africa has proposed new legislation that would create a 4% Gross Royalty on platinum mining and a 3% Gross Royalty on Gold. This proposed new legislation is covered in Section 20h.

Item 6 (h) Environmental liabilities

There are no known environmental issues on the PTM (RSA) properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991; as amended. Each prospecting area or mining site is subject to conditions.

The EMP for the War Springs property prepared for PTM (RSA) by Digby Wells and Associates was approved on 12 November 2003. A financial provision of ZAR10 000 has been lodged with Standard Bank (Guarantee No. TRN M430395).

A rehabilitation/environmental inspection was performed by Geovicon Pty (Ltd) consultants on the War Springs property during May 2006. No immediate environmental hazards/issues were indicated during this inspection. Their report will be available in the near future.

Item 6 (i) Permits Required

The Prospecting Permit and EMP for the War Springs Property have been lodged with the DME and were approved on 13th January 2004. In accordance with the Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002), an application for conversion from an Old Order Prospecting Permit to a New Order Prospecting Right was lodged with the Limpopo Province Department of Minerals and energy on the 13th of January 2006. The Company received a New Order Converted Prospecting Right on November 30, 2006 valid for three years ending November 29, 2009.

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War Springs Inferred Mineral Resource Declaration	13

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Item 7 (a) Topography, Elevation and Vegetation

The farm War Springs (Diagram 2) lies in a level valley between two mountain ranges. Site elevation increases from 1 100m in the west to 1 200m in the east, with the highest point in the north at 1 296m. The main soils are moderate to deep, black and red clay soils, with reddish-brown sandy loam soils to the north and east. The hilly areas have thin, highly leached red soils in the wetter areas, with exposed rock on the steeper slopes.

The vegetation of the region is classified as Mixed Bushveld. It varies from a dense, short bushveld to a rather open tree savannah. Due to the fact that there are smallholdings on the property, a number of alien invasive species such as bluegums and garden plants occur.

Cattle and game farming co-exist as the dominant agricultural land use.

Diagram 2: Geographic Location of the War Springs Project

Item 7 (b) Access to the Property

The War Springs property is easily accessible from Johannesburg by travelling north on the N1 highway. The War Springs property is located approximately 8km southeast of the town of Mokopane (Potgietersrus) and 25km south of Anglo Platinum’s PPL Mine. The N1 highway crosses the property, as well as numerous gravel roads that provide for easy access (Diagram 2). Infrastructure is well established with abundant well-maintained highways and roads in the area, as well as electricity distribution networks and telephone systems.

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	14

Item 7 (c) Population Centres and Nature of Transport

The major population centre in the vicinity of the project is the town of Mokopane (formerly Potgietersrus) which lies ~8km northwest of the project. Access across most of the property can be achieved by truck without significant road building (Diagram 2).

Item 7 (d) Climate

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April and winter from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

South Africa is well known for its mild climate, which allows for extensive exploration activities to continue throughout the year.

Item 7 (e) Surface Rights for Mining, Power, Water and Waste Disposal Areas.

This report details early stage exploration programs. There is nothing to report under this Item.

ITEM 8: HISTORY

Item 8 (a) & (b) Prior Ownership and Previous Owners’ Exploration

Previous mineral exploration activities on the War Springs property was limited to some soil sampling and the drilling of a few shallow boreholes during the early 1990’s by Genmin on what they called the “Bultong Project”. The project was discontinued towards the end of 1993. Platmin (Pty) Ltd, through its South African subsidiary Boynton Investments (Pty) Ltd, subsequently acquired the rights to the War Springs property. They only performed a geochemical soil sampling programme on the property during the early 2000’s.

The area has been geologically mapped at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2428 – Nylstroom covers the War Springs area. This mapping shows the BC and ~5km of the platinum bearing Platreef zone traversing the War Springs property. A PhD study was completed by Hulbert (1983) covering the BC rocks south of the town of Potgietersrus (Mokopane).

Item 8 (c) Historical Mineral Resource and Reserve Estimates

No previous attempts have been made to calculate any Resource/Reserve figures for the War Springs property. The first Mineral Resource estimation for the War Springs property was reported by PTM at the end of 2005 (see NI43-101 dated December 2005).

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ITEM 9: GEOLOGICAL SETTING

Item 9 (a) Bushveld Igneous Complex Geology

The BC has intruded ~2,060 million years ago into rocks of the Transvaal Supergroup and comprises a basal mafic phase (layered complex) and an upper acid phase (granitic). The total estimated extent of the BC is 66,000km2. The mafic rocks of the BC host layers rich in PGE’s, as well as chromium and vanadium, and constitute the world's largest known repository of these metals.

The mafic rocks, collectively termed the Rustenburg Layered Suite (“RLS”) are divided into five zones, from the top downwards the Upper, Main, Critical, Lower and Marginal Zones.

The rock sequence in the northern limb differs somewhat from the rest of the BC. The Lower and Critical Zones are only developed in the southernmost part of the northern limb. North of Potgietersrus, the Main Zone rocks progressively transgress over the sedimentary rocks of the Transvaal Supergroup and eventually over Archaean basement granite-gneiss (Diagram 3).

Emplacement of the BC is generally considered to be associated with anorogenic magmatism caused by intracratonic rifting (Sawkins, 1984). Emplacement of the RLS along subhorizontal fractures, insulation by a 4-6km thick overlying volcano-sedimentary pile of rocks, and its gradual cooling, resulted in the development of horizontal layering (Hattingh and Pauls, 1994). Magmatic differentiation processes and magma addition from a common source deposited vast quantities of Cr, PGE’s, Au, Cu, Ni, Fe, Ti and V in the form of remarkably continuous layers (Ehlers and Du Toit, 2002).

Item 9 (b) Local Geology

The Platreef in the Northern Limb of the BC is regarded as a PGE-Ni-Cu-bearing mineralised package with a hanging wall of Main Zone gabbronorite and a transgressive footwall from Transvaal Supergroup sediments in the south to Archaean granite and gneiss in the north. The Platreef varies from >400m thick south of Mokopane to <50m in the extreme north. The overall geometry of the Northern Limb appears to have been controlled by an irregular floor. Overall strike is northwest to north and the dip of the layered rocks range from around 20º to 45º west, shallowing down dip. Fault architecture appears to have been pre-BC and locally controlled thickening and thinning of the succession.

The area has been mapped geologically on a scale of 1:100 000 by M.J. van der Merwe (1978) and on a scale of 1:250 000 by the South African Council for Geoscience (Map No. 2428 – Nylstroom). The 1:100 000 map is preferred for its higher level of detail. On this map a 5.2km strike length of BC footwall contact (which is the prospective Platreef target zone) is shown traversing the War Springs property by Van der Merwe, 1978.

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Diagram 3: Northern Limb of the BC – Regional Geology

Item 9 (c) Geology of the Property

War Springs consists predominantly of Main Zone norites of the BC underlain by Magaliesberg quartzite and Silverton shale/limestone formations of the Pretoria Group of the Transvaal Supergroup (Diagram 4).

The footwall contact with the Transvaal sediments strikes in a north-south direction and is disturbed by three major faults. These include the northeast-southwest trending Ysterberg fault and two northwest-southeast trending faults (Diagram 4). There are also minor faults running sub-parallel to the major fault systems. Fault-evidence was also observed from the borehole information indicating east-west displacement of some of the layered units within the BC. A general steep dip of ~65º towards the west is observed from oriented borehole core for the layered units intersected on War Springs. However, some of the fault blocks may be tilted at different angles.

The initial phase of diamond exploration drilling intersected a combination of Main Zone and Platreef/Critical Zone lithologies in the north-eastern portion of property. A schematic stratigraphic section is presented in Diagram 5. The Main Zone lithologies consist predominantly of gabbronorite and anorthositic units. Cross sections and longitudinal sections are depicted in Diagram 6 to Diagram 15. The various lithologies and mineralised A, B and C Reefs identified during the drilling are illustrated on the sections.

The top of the mineralised Platreef package consists of mineralised mottled anorthosites (C Reef) and occasional pyroxenites. The anorthosite/mottled anorthosite units can be correlated through all intersecting boreholes. Thickness ranges from 5m to 22m. Lithologies below the C Reef consist mainly of norites, which include a central package of noritic-cyclical units. A typical cycle, progressing upward, is

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pyroxenite, feldspathic pyroxenite, melanorite, leuconorite to anorthosite. These cyclical units are not always complete and may sometimes be reversed. Thickness may vary from <1m to over 15m for an individual unit. The package of noritic-cyclical units can, as a whole, be correlated between the intersecting boreholes and varies in thickness from 15m to 35m. Some of the noritic-cycles are mineralised. The whole “upper norite zone” (between B and C Reefs) varies in thickness from 100m to 220m.

Diagram 4: War Springs Property – General Geology

Prominent pyroxenitic lithologies occur below the “upper norite zone”. The pyroxenite package, progressing upwards, consists of serpentinised harzburgite, pyroxenite to feldspathic pyroxenite. The serpentinised harzburgite at the base is only a few metres thick, but was recognised in all intersecting boreholes. The feldspathic pyroxenites form the main part of the package and range in thickness from 10m to 60m. The mineralised B Reef occurs towards the base of the pyroxenite package and extends into a zone of mixed/altered anorthositic/mottled anorthositic/leuconoritic rocks.

The “lower norite zone” occurs below the B Reef mineralised pyroxenites and is mainly comprised of melanorite/norite with numerous inclusions/xenoliths of footwall quartzite. Occasional small (1m–3m) calc-silicate xenoliths occur within this zone.

The A Reef mineralised feldspathic pyroxenite/melanorite occur between the “lower norite zone” and the footwall contact with the Transvaal sediments. The feldspathic pyroxenites and melanorites range in grain size from very fine-grained to medium-grained in general to nearly pegmatoidal in places. Several of the units are magnetic to various degrees. Significant amounts of biotite/phlogopite occur within the pyroxenites/melanorites closer towards the footwall contact. A mineralised chromitite band (sometimes steel-blue in colour) is present towards the base of the AReef and was recognised in all the boreholes that

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intersected the footwall contact. The chromitite is magnetic in most instances. Magnetic chromitite is described by Hulbert (1983) from the Grass Valley property south of War Springs. The process of serpentinization is assumed to be responsible for the alteration of the chromite forming "ferritchromit" -magnetite reaction zones around chromite grains (Hulbert, 1983).

The footwall sediments are comprised mainly of red-pinkish-greyish quartzite. Intrusive relationships are obvious between the chilled fine-grained magnetic melanorite and sediments.

The area is structurally complex and with little exposure of the BC lithologies available much emphasis was placed on geophysical data interpretation. Most of the discussion in this section summarises the geophysical interpretation and results obtained from the report by Campbell and Johnson (2004). Their report is based on a high resolution aeromagnetic survey that was flown by FUGRO during May 2002 over an ~330 km2 block covering the northern limb of the BC south of Potgietersrus (see section on Geophysical data). Only the major structural features are discussed here.

Campbell and Johnson (2004) confidently mapped the N to NNE striking Bushveld Floor Contact from northern Grass Valley through Rooipoort to the northern portion of War Springs, by using the aeromagnetic data (Diagram 20). Of further importance is the fact that a ~500 m wide zone of interpreted Critical Zone lithologies was identified immediately down-dip from the footwall contact with the Transvaal sediments.

It is evident that structural controls are dominated by the NE-striking sinistral Ysterberg-Planknek Fault and the NW-striking dextral Transcurrent Fault. A large-scale drag-fold is associated with the Ysterberg-Planknek Fault on War Springs. The fold possibly forms a SW-plunging floor syncline against the Ysterberg-Planknek Fault.

The ~NW-striking Transcurrent Fault strikes orthogonally to the Ysterberg-Planknek Fault across War Springs, and appears to terminate against the most recent reactivation of the latter (Diagram 20).

The NE-striking Ysterberg-Planknek fault is characterised by sinistral displacements (~1 000m) with/without downthrow to the SE, and abruptly terminates N-S striking BC litho-magnetic horizons on War Springs. Steepening of geological dip towards this fault may in part explain anomalous magnetic signatures over the basal BC lithologies immediately to the south. The ~NW-striking transcurrent fault appears to horse-tail on War Springs and terminates against the Ysterberg-Planknek fault. Both elements displace BC litho-magnetic units by up to ~700m in a dextral sense. Fault-throws are down to the north. Smaller E-W-trending offsets are also evident from the borehole information.

Two NE-striking dolerite dykes parallel to the Ysterberg-Planknek Fault were identified (Campbell and Johnson, 2004). A third dyke is striking E-W and cuts across the farm War Springs through its central portion.

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Diagram 5: War Springs property – Schematic Stratigraphic Section

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Diagram 6: War Springs – Long Section 1000E – Lithologies

Diagram 7: War Springs – Long Section 1200E – Lithologies

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Diagram 8: War Springs – Long Section 1200E – Magnetic Susceptibility data

Diagram 9: War Springs – Cross Section 10 000S

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Diagram 10: War Springs – Cross Section 10 250S

Diagram 11: War Springs – Cross Section 10 500S

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Diagram 12: War Springs – Cross Section 10 600S

Diagram 13: War Springs – Cross Section 10 750S

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Diagram 14: War Springs – Cross Section 10 900S

Diagram 15: War Springs – Cross Section 12 000

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ITEM 10: DEPOSIT TYPES

The Platreef is described as a pyroxenite-norite intrusive that assimilated and reacted with the floor rocks, forming a complex suite of mafic-ultramafic rocks and a different mineralisation-style compared with the rest of the Bushveld Complex. Concentrations of PGE’s + Au and enrichments of nickel and copper are localised in more or less tabular disseminated zones within the Platreef. Until now, there has been no consensus of opinion on whether the Platreef is of Critical Zone or Main Zone affinity, whether it is the equivalent of the Merensky Reef in the Northern Limb, or whether the Northern Limb is unrelated to the main Bushveld intrusion (Kinniard, 2004).

Item 10 (a) Mineral Deposit Type

The Platreef is a transgressive mineralised zone containing elevated/anomalous Cu-Ni-PGE values. The Platreef is in general represented by a zone of pyroxenite, melanorite, norite and anorthosite, frequently exceeding 100m in thickness. This zone is highly contaminated by the assimilation of, and reaction with, the footwall rocks, which has resulted in a highly complex suite of rocks and a very special style of mineralisation.

The origin and nature of the Platreef platinum mineralisation differs completely from that in the Merensky Reef and UG2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralisation is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981). Correlations between the Platreef and Merensky Reef based on geochemical characteristics are meaningless (Vermaak et al., 1999). Platreef mineralisation seems to occur as soon as it is in contact with soft sediments that are capable of providing a source of sulphur, similar to a reaction-type skarn (Vermaak et al., 1999). Xenoliths of these sediments are often seen within the BC as rafts near the base. Other deposit types in the BC are briefly described in section 20.

Item 10 (b) Geological Model

PTM (RSA) follows the Potgietersrus Platreef-type exploration model as set out by (Naldrett, 1989):

  Description: Sulphide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite and harzburgite near floor of intrusion into sulphur rich sediments.

  Rock Types: Pyroxenite, harzburgite and norite.

  Textures: Cumulus, diabasic to ophitic.

  Age Range: Precambrian (~ Bushveld age).

  Depositional Environment: Extensional tectonics. Intrusive into dolomite or pyritic shales. Localized assimilation of floor rocks triggered sulphide segregation.

  Tectonic Setting: Rift environment on stable craton.

  Mineralogy: Pyrrhotite, chalcopyrite, pentlandite, PGE-minerals.

  Texture: Disseminated, matrix, massive sulphides.

  Alteration: Locally sulphides show evidence of hydrothermal remobilization.

  Ore Controls: Interaction of magma with floor rocks is responsible for important development of sulphide. Source of external sulphur (dolomite, banded iron formation).

  Geochemical Signature: Ni, Cu, PGE geochemical anomalies.

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  Geophysical Signature: Magnetic and associated gravity anomalies.

  Examples: Platreef (South Africa).

  Associated deposits: None.

ITEM 11: MINERALISATION

Exploration targets are based on the above model and focus on the basal contact zone of the BC with the various floor rock lithologies. The mineralisation is seen to comprise sulphide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite, pyroxenite, anorthosite, dunite and harzburgite near the floor of the intrusion into sulphur rich sediments. Appendix 1 contains detail of all mineralised intersections obtained during the exploratory drilling by PTM on the War Springs Property. The following zones of mineralisation were intersected and identified during Phase 1 (Table 1) and Phase 2 (Table 2) of the exploration drilling on War Springs:

Table 1: War Springs Mineralised Intersections (Phase 1 Drilling)

BHID	FROM	TO	LENGTH (m)	3E (g/t)	Cu %	Ni %
ORL1	64.00	69.00	5.00	0.70	0.01	0.03
ORL1	600.00	610.00	10.00	1.16	0.23	0.28
ORL2	145.00	146.00	1.00	0.56	0.04	0.07
ORL3	69.00	76.00	7.00	2.35	0.10	0.13
ORL3	326.00	331.00	5.00	1.71	0.30	0.38
ORL4	64.00	65.00	1.00	3.67	0.15	0.16
ORL4	70.00	74.00	4.00	2.76	0.13	0.13
ORL4	221.00	222.00	1.00	1.10	0.14	0.18
ORL4	390.00	399.00	9.00	1.99	0.36	0.39
ORL4	602.00	607.00	5.00	0.63	0.04	0.07
ORL5	90.00	102.00	12.00	0.77	0.02	0.03
ORL5	107.00	116.00	9.00	0.65	0.02	0.04
ORL5	158.00	166.00	8.00	0.91	0.05	0.08
ORL5	377.00	381.00	4.00	0.60	0.14	0.18
ORL5	596.00	601.00	5.00	0.97	0.06	0.11
ORL6	42.00	50.00	8.00	0.63	0.18	0.19
ORL6	79.00	81.00	2.00	0.75	0.20	0.18
ORL6	305.00	307.00	2.00	0.80	0.07	0.13
ORL6	321.00	322.00	1.00	0.32	0.03	0.05
ORL7	209.00	211.00	2.00	0.63	0.03	0.09
ORL8	46.00	48.00	2.00	0.60	0.06	0.12
ORL8	257.00	258.00	1.00	0.89	0.06	0.14
ORL9	91.00	94.00	3.00	0.42	0.02	0.06
ORL9	101.00	111.00	10.00	0.59	0.13	0.15
ORL10	377.00	379.00	2.00	0.85	0.05	0.10
ORL15	95.00	104.00	9.00	0.69	0.06	0.07
ORL15	137.00	147.00	10.00	1.89	0.12	0.16
ORL15	258.00	260.00	2.00	1.10	0.10	0.14
ORL16	68.00	70.00	2.00	1.24	0.06	0.06
ORL16	83.00	86.00	3.00	1.11	0.12	0.14
ORL16	89.00	101.00	12.00	0.99	0.06	0.09
ORL17	263.00	269.00	5.00	0.75	0.10	0.17
ORL18	229.00	231.00	2.00	0.75	0.08	0.15

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Detailed sampling is reported in Appendix I

Table 2: War Springs Mineralised Intersections (Phase 2 Drilling)

BHID	FROM	TO	LENGTH (m)	3E (g/t)	Cu %	Ni %
ORL19	303.00	313.00	10.00	0.62	0.14	0.17
ORL20	364.00	367.00	3.00	4.36	0.08	0.17
ORL21	296.00	304.00	8.00	0.51	0.13	0.15
0RL22	59.00	64.00	5.00	0.67	0.05	0.11

Detailed sampling is reported in Appendix I

Item 11 (a) Description of Mineralised zones

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper C Reef, a middle B Reef and a bottom A Reef on the footwall contact with the Transvaal sediments (Diagram 5). Mineralisation within the C Reef occurs mostly within coarse-grained mottled anorthosite and associated leuconorite and pyroxenite bands. Mineralisation within the B Reef is associated with pyroxenitic, harzburgitic and leuconoritic lithologies. Low-grade mineralisation is associated with the A Reef immediately above the footwall contact with the Transvaal sediments. This zone consists of fine- to medium-grained feldspathic pyroxenite and melanorite with significant amounts of quartzitic xenoliths. Detailed Mineralised Intersection data is presented in Appendix 1.

Mineralisation within the C Reef occurs mostly within coarse-grained mottled anorthosite and associated leuconorite and pyroxenite bands. Between 1-5% sulphides occur as pyrrhotite-pentlandite-chalcopyrite blebs and blobs (<2cm). Economic reef thickness varies between 2 to 7m with grades ranging from 0.70 to 3.67 g/t 3E’s + Au over an average width of ~5m (ORL-4). Nickel and Copper values averages around 0.10% Ni and 0.09% Cu.

The mottled anorthosite units occur stratigraphically near the base of Main Zone gabbronorites and are taken to form the top of the “mineralised package” on War Springs. However, mottled anorthosite units also occur within the lower part of the Main Zone and have been intersected in boreholes ORL11 and ORL12 on War Springs. These “Main Zone-type” anorthosites exhibit a distinct turbid greenish-white colour due to saussuritization of the plagioclase feldspars.

Mineralisation within the B Reef is associated with pyroxenitic, harzburgitic and leuconoritic lithologies. The high grades occur within leuconorite units below the ultramafic lithologies. Between 1-5% sulphides occur as net-textured pyrrhotite-pentlandite-chalcopyrite within the norites and as blebs within the ultramafic rocks. Grades range from 0.6 to 2.74 g/t 3E’s + Au (ORL-4) over an economic reef thickness varying between 1 to 6m (average 5m). Ni and Cu values are higher than those for the C Reef and average around 0.22% Ni and 0.17% Cu. Low-grade mineralisation is associated with the A Reef immediately above the footwall contact with the Transvaal sediments. This zone consists of fine- to medium-grained feldspathic pyroxenite and melanorite with significant amounts of quartzitic xenoliths. Particular mafic units as well as some of the contact metamorphosed sediments are strongly magnetic.

This is also evident from the down-the-hole magnetic susceptibility data. Economic reef thickness varies from 1 to 5m grading between 0.63 to 0.97g/t 3E’s + Au. Ni and Cu averages at 0.10% Ni and 0.05% Cu. The effect of contact metamorphism and alteration is also visible closer to the footwall exhibited by the occurrence of K-feldspar, quartz-feldspar graphic intergrowths and biotite/phlogopite.

A (<1 to 3m) chromite-rich band has been identified in all boreholes that intersected the footwall contact with the Transvaal sediments (ORL-2; ORL-4; ORL-5; ORL-6; ORL-7; ORL-8; ORL-9 and ORL-10). The

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chromitite forms part of the A Reef mineralised zone. The presence of chromite was initially confirmed in ORL-2 by the assay results. The chromite grades at 0.84% Cr2O3 over 4m with the highest value at 1.90% Cr2O3 over 1m with 0.56g/t 3E. The highest values within a 1m interval were intersected in borehole ORL-4 grading at 4% Cr2O3, 0.20% Ni, 0.11% Cu and 2.10g/t 3E’s. The chromite has an average grade of 1.6% Cr2O3.

The presence of the chromite band could be related to the assimilation of quartzitic sedimentary xenoliths into the magma. Correlation with the UG2-like chromite band found on Grass Valley further to the south of War Springs is also possible. The chromite has an average grade of 1.6% Cr2O3.

Quartz-feldspathic veins are found throughout the succession. These vary in thickness from a few centimetres to several metres. They consist of quartz, plagioclase/K-feldspar and mica and are fine- to medium grained.

Item 11 (b) Surrounding Rock Types and Geological Controls

The succession intersected by the eighteen boreholes drilled consists of a ~500m thick package of interlayered norites, anorthosites, pyroxenites and occasional thinly developed ultramafic harzburgites and chromitites. The intersected succession is subdivided into three broad zones based on lithology and mineralisation (Diagram 5). These are broadly similar to those described from the Sandsloot/Swartfontein properties of Anglo Platinum at the Potgietersrus Platinum open pit mine northwest of Mokopane. A mineralogical description of the different rock types encountered during the exploration drilling follows below.

Norites dominate the succession and exhibit variations in their grain size and texture. Mineralogically they consist of orthopyroxene (cumulus) and plagioclase (intercumulus) with secondary phlogopite and magnetite. The plagioclase shows alteration effects of sausseritization in most cases. Darker melanocratic norites occur throughout. These mela-norites exhibit dark-coloured plagioclase crystals. The feldspars appear to be discoloured by chloritization alteration. Chlorite veins are also visible in these zones. The leuconorites occur below the B Reef pyroxenites and are well mineralised in most cases. They contain 2-5% net-textured sulphides (pyrrhotite, chalcopyrite and pentlandite). Some norites tend towards a gabbronoritic composition exhibiting two pyroxenes, especially higher-up in the sequence.

Anorthositic units are well developed towards the upper part of the succession with a prominent mottled anorthosite exposed at the top contact below gabbronorites of the Main Zone. The anorthosites vary in texture from spotted to mottled varieties and range in thickness from ~5 to 40m. Thickest units are developed towards the northern extremities of War Springs (see surface geological plan). The anorthositic units contain the mineralised C Reef intersected on War Springs. The mineralised anorthosites are in most cases mottled anorthosite and contain up to 5% sulphide. The sulphides form blebs of intergrown pyrrhotite-pentlandite and chalcopyrite. Two other anorthositic units occur above and below the B Reef pyroxenites respectively. These two units are not mineralised at economic grades.

A zone of cyclical units with alternating norite-anorthosite-pyroxenite cycles occur within the zone between the upper (C Reef) anorthosites and the middle (B Reef) pyroxenites. The zone is around 40m thick in the south and gradually becomes thicker towards the north with a thickness of over 100m in ORL-5. A cycle usually consists of noritic-anorthositic-pyroxenitic units from top to bottom with individual lithologies attaining thicknesses of around 1m. The cycles are not always very clearly visible or fully developed. Some of them are weakly mineralised (see ORL-5). Some units are coarsening-upwards in

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grain-size. Most of the pyroxenites are feldspathic pyroxenite with around 10 to 15% feldspar. The anorthositic units range from spotted-mottled anorthosites to anorthositic norite.

The best developed pyroxenite is found near the middle part of the succession. This pyroxenite forms the main pyroxenitic unit within the succession and ranges in thickness from 5m up to 50m in borehole ORL-3. In general, the pyroxenite becomes more mafic towards its bottom starting with feldspathic pyroxenite grading into pyroxenite and ending with ultramafic harzburgite at the base of the unit. The harzburgite is in most cases only a few metres thick and exhibits a dark greenish-black colour. Serpentinization alteration of the olivine crystals within the harzburgite is evident in most intersections. Mineralisation occurs towards the base of the pyroxenite into the harzburgite and below that in leuconorites. Blebs of pyrrhotite-pentlandite-chalcopyrite (2-5%) are found in the pyroxenite and harzburgite with net-textured sulphides in the leuconorite.

Fine-grained feldspathic-pyroxenites (A Reef) occur near the footwall contact with the Transvaal sediments. The feldspathic pyroxenite represents the chill phase of the Bushveld intrusion in this area. The unit is around 20m thick in the southern part of the area and becomes thicker ~50m towards the north (ORL-5). Numerous quartzitic and hornfelsic xenoliths (small to over several metres in size) are found towards the footwall contact within mela-norite and fine-grained feldspathic pyroxenite. Occasional small (metre-size) calc-silicate xenoliths were also intersected by the drilling.

A thin (~1 to 2m) chromitic unit can be traced throughout the area at the base of the feldspathic pyroxenite unit. This unit was intersected by al the boreholes that were drilled through the footwall contact on War Springs. The chromitite unit is magnetic in most cases. Magnetic chromitite have been described from the Grass Valley area further to the south of War Springs (Hulbert, 1983). The chromitite unit on War Springs is mineralised and contains up to 2% sulphide. It forms part of the mineralised A Reef identified towards the base of the feldspathic pyroxenites near the footwall contact.

XRF major and trace element analytical results for 90 samples from six different boreholes were determined in an attempt to distinguish between the Main Zone, Critical Zone and/or Platreef rocks on the War Springs property. The results were interpreted in relation to published geochemical data obtained from several different areas on the BC in South Africa.

Appendix 2 details the parameter results for the samples analysed from the War Springs drill core. Harker variation diagrams and ratio plots are also presented in Diagram 16 and Diagram 17.

The majority of the samples have CaO/Al2O3 ratios between 0.5 and 0.64 suggesting chemical affinities for the Main Zone. However, some samples have a ratio of >1.0 indicating definite Platreef/Critical Zone affinities. Some pyroxenites fall within the range of 0.47 – 0.61 making this an inconclusive parameter for the War Springs samples.

Chromitites are characteristic of the Critical Zone in the BC, with the exception of the chromitite layers found in the Lower Zone in the southern sector of the Northern Limb (Grass Valley). Silicate lithologies within the Critical Zone are in general also characterised by elevated Cr values.

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Diagram 16: War Springs – Harker Variation Diagrams

MgO (wt%)
Cr (ppm)
ORL1
ORL11
ORL15
ORL3
ORL4
ORL5

Sr (ppm)
SiO2 (wt%)
ORL1
ORL11
ORL15
ORL3
ORL4
ORL5

Sr (ppm)
Cr (ppm)
ORL1
ORL11
ORL15
ORL3
ORL4
ORL5

Cr (ppm)
SiO2 (wt%)
ORL1
ORL11
ORL15
ORL3
ORL4
ORL5

Cr/MgO
SiO2 (wt%)
ORL1
ORL11
ORL15
ORL3
ORL4
ORL5

Cr/MgO
CaO/Al2O3 (wt%)
ORL1
ORL11
ORL15
ORL3
ORL4
ORL5

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War Springs Inferred Mineral Resource Declaration	31

Diagram 17: War Springs – Geochemical Ratio Plots

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War Springs Inferred Mineral Resource Declaration	32

Cr values are generally > 1000ppm for the Critical Zone silicate rocks, whereas the Main Zone has values <800ppm and often <250ppm Cr. However, higher Cr contents have been observed in the basal part of the Main Zone in the Northern Limb. Pyroxenites and some norites in boreholes ORL-1, 3, 4 and 5 on War Springs have Cr contents varying from >800ppm to several thousands. These values are typical of the Platreef/Critical Zone rocks. Very high values correspond to the chromitite band discovered within the basal part of the succession (e.g. 39758ppm Cr). Many samples have values below 600ppm and are assigned to the Main Zone. Those between 600-800ppm would most probably also indicate Main Zone lithologies.

Most of the pyroxenite samples have Cr/MgO values above 100 indicating Platreef/Critical Zone affinities. Some of the norites indicated by other parameters to be of Main Zone affinity exhibit values between 80 and 100 indicative of Platreef/Critical Zone affinity. The same is also true for some of the “Platreef” feldspathic pyroxenites that have values between 58 and 74 indicating Main Zone lithologies.

Most of the pyroxenites have Sr values below 200ppm indicating Platreef/Critical Zone affinities in boreholes ORL-1, 3, 4 and 5. The norites higher up in the boreholes (sequence) have values above 300ppm Sr and are assigned to the Main Zone. Samples with Sr values between 300 and 200ppm may indicate some contamination or mixing of Main Zone and Platreef/Critical Zone lithologies.

The XRF data indicate Main Zone chemical affinities for the upper norite-anorthosite succession (includes mineralised C Reef) intersected within the selected boreholes on War Springs (see Appendix 2). Platreef/Critical Zone affinities are assigned to the mineralised pyroxenites and norites of the B Reef. Similarly, Platreef/Critical Zone affinities are assigned to the A Reef lithologies towards the base of the succession. Generally, most norites were assigned to the Main Zone and most pyroxenites were assigned to the Platreef/Critical Zone.

ITEM 12: EXPLORATION

Item 12 (a) Results of Surveys and Investigations

Aeromagnetic data over an ~130 km2 area covering the farms War Springs, Rooipoort and the northern sector of Grass Valley, were interpreted by Gap Geophysics on behalf of PTM (RSA) during June 2004 (Diagram 19 and Diagram 20). In addition to the aeromagnetic survey, a ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004. Magnetic susceptibility data was obtained from the down-the-hole surveying of the exploration boreholes drilled (Phase 1 drilling). Four widely spaced reconnaissance soil geochemical lines were sampled across the strike of the Bushveld lithologies in an east-west direction and over the magnetic anomaly towards the end of 2004. Sampling of an additional 25 line kilometres was performed during 2005. Details of the above surveys are presented below:

Aeromagnetic data were interpreted by Gap Geophysics on behalf of PTM (RSA). The aim of the interpretation was to map the BC vs. Transvaal Supergroup floor contact as a potential Platreef locale; to map potential BC mafic lithologies hosting UG2/Merensky Reef PGM mineralisation and to map structural/floor features which may have allowed for secondary enhancement of primary mineralisation.

The survey methodology and data processing techniques are discussed in the Gap Geophysics report of June 2004 and a summary of the results are presented below. The geophysical surveys confidently mapped the N to NNE striking Bushveld floor contact from northern Grass Valley to northern War Springs.

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War Springs Inferred Mineral Resource Declaration	33

The survey indicated a ~500m wide belt of interpreted Critical Zone lithologies immediately down dip from this contact.

Structural controls were mapped with a fair degree of confidence (e.g. position of NE-striking Sinistral Ysterberg-Planknek fault and the NW-striking dextral transcurrent fault. Obvious Platreef potential exists along the floor contact over the ~10km interval between published outcrop locations. It was found that the pyroxenite-hosted “Platreef” is not in itself magnetic and the aeromagnetic data cannot be used directly for target generation. Induced Polarization (IP) techniques were proposed instead, which have previously been found to be successful on the Platreef north of Potgietersrus/Mokopane.

Selection of aeromagnetic drilling targets was initially based on the occurrence of three linear anomalies within a ~500m zone on the contact with the Transvaal sediments on War Springs. The most westerly linear anomaly was found to correspond closely with the surface outcrop of a mottled anorthosite unit discovered during the early part of the project. This mottled anorthosite was assumed to form the top contact of the Platreef on War Springs. The first borehole, ORL-1, was collared to the west of the mottled anorthosite outcrop and intersected the anorthositic units at 34 metres depth.

Diagram 18: Aeromagnetic image of southern part of the Northern Limb

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War Springs Inferred Mineral Resource Declaration	34

Diagram 19: War Springs property – Detailed Aeromagnetic image

In addition to the aeromagnetic survey, a ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004. The survey was performed over 9.8 kilometres with the target being mineralisation associated with the base of the Bushveld Complex. The methodology of the gravity survey is explained in the report presented by BW Green.

The gravity survey results enhanced the understanding of the geology of the property in the following ways:

  Determining the transition zone between the Transvaal sediments and the BC mafic lithologies;

  Determining the prospective zone of possible mineralisation in conjunction with the aeromagnetic and soil geochemical data;

  Identifying the strike direction and distribution of the mafic rocks on the property;

  Suggesting the possible presence of basement perturbations which enhances the possibility of finding shallower mineralised zones;

  Identifying the major faults on the property.

Two priority gravity targets were indicated towards the southern and western portions of War Springs. The gravity data indicate a significant gravity high towards the south-western part of War Springs. Gravity highs also occur towards the north-eastern portion of the property near the footwall contact. This also corresponds fairly well with the Phase 1 drillhole intersections. The ORL-1 vs. ORL-2 drill cross-section shows a steepening of the footwall contact which clearly corresponds with the gravity data.

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War Springs Inferred Mineral Resource Declaration	35

Magnetic susceptibility data was obtained from the down-the-hole surveying of the exploration boreholes drilled. The Total Field (nT) data is presented in borehole long sections (Diagram 8) together with the PGE+Au assay data and also % sulphide as observed during the logging process. The total field (nT) magnetic susceptibility data shows generally higher values for the B Reef lithologies where they are closer to surface (within the oxidised zone), than for the fresher rock. However, values for the C Reef are generally lower closer to surface.

Anomalous magnetic susceptibility values calculated for the East Vector correlate well with the position of enhanced PGE+Au and Ni + Cu values for the mineralised C, B and A Reefs. The calculated East Vector data appears to be the best tool in predicting areas of possible mineralisation within drilled holes.

Four widely spaced reconnaissance soil geochemical lines were sampled across the strike of the Bushveld lithologies in an east-west direction and over the magnetic anomaly towards the end of 2004. Sampling lines were located on access roads. Line intervals were about 1km apart and sampling intervals were 30m apart. The sampling procedure is documented and described in a separate report on the soil sampling exercise performed on War Springs and is held as a separate in-house document.

Sampling of additional soil lines commenced during April 2005. The target area was again across the contact zone close to the Transvaal sediments on the eastern border of the War Springs property. Line spacing was 250m apart and samples were taken every 25m on the line. Twenty one lines had been completed by mid-August 2005 and the last of the assay results were received from Genalysis Laboratories during October 2005. Soil lines were also sampled across the western part of the property (west of the Ysterberg-Planknek fault).

Item 12 (b) Interpretation of the Survey

At least four linear aeromagnetic anomalies are visible within the ~500m wide zone of BC rocks exposed on the footwall contact with the Transvaal Supergroup rocks on War Springs (Diagram 20) These anomalies can be traced from the Grass Valley property in the south across Rooipoort adjacent to War Springs up to the far northern end of War Springs where it is terminated against the Ysterberg/Plank Nek fault. These linear anomalies appear to be mostly uninterrupted by structure in the central to north-eastern portion of War Springs. The bottom three linear anomalies were correlated with the A, B and C mineralised reefs identified on War Springs. The correlation is visible when the intersections of mineralised reefs in the boreholes are projected back to surface and overlain on the aeromagnetic image of the area (currently being digitized). Projection of lithological units intersected by the drillholes to surface illustrates good correlation and continuity between the different lithological units as well as the mineralised reefs. Small fault displacements occur in the central part of the area covered by the drilling.

Plots of the soil geochemical data from the soil survey indicate significant Cu, Ni, Pd, Pt, S and Cr anomalies. Collar positions of the boreholes drilled during Phase 1 of the exploration drilling are all situated on the eastern edge of the Cu, Ni, Pd, Pt and S soil anomalies. However, this is not the case with the Cr soil anomaly occurring further to the east near the footwall contact corresponding with the position of the chromitite horizon intersected during the drilling phase and the most easterly aeromagnetic linear anomaly.

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War Springs Inferred Mineral Resource Declaration	36

Diagram 20: War Springs Property – Aeromagnetic Interpretation Map

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War Springs Inferred Mineral Resource Declaration	37

Diagram 21: War Springs property – Geology overlain on aeromagnetic image

The presence of the Cu, Ni, Pt and Pd soil anomalies west of the Cr anomaly correspond well with the intersected B and C Reefs. The occurrence of occasional turf-rich soils within the area near the footwall contact also points to the presence of subsurface (Critical Zone) ultramafic rock units (B Reef lithologies).

Twenty seven line kilometres were covered by the 2005 soil sampling programme. This included 21 lines that were cut perpendicular to strike across the War Springs property. Samples were taken every 25m on each east-west trending line at an approximate depth of 600mm. A ~1kg sample was taken and sieved to -200 mesh and packaged in special brown paper sample bags. The samples were assayed at the Genalysis Laboratory in Perth, Australia. The samples were dried, disaggregated and sieved to -80 mesh (-180 micron). Pt, Pd and Au were fire assayed by ICP-MS. Multi element analyses were done by ICP-OES by four acid digestions in Teflon test tubes.

The soil sampling assay results displayed significant anomalies for Pt, Pd, Cu, Ni, Cr, Mg and S. Both Pt and Pd exhibit very high values towards the south-eastern extremity of the property (Diagrams 7.1 to 7.6) . Pt values over 100ppb up to 204ppb were encountered. Similarly, Pd values as high as 620ppb occur. Anomalous values can in most cases be correlated with the linear B and C Reef aeromagnetic anomalies close to the footwall contact. Higher Pt and Pd values occur in the area immediately south of the Phase 1 drilling area (i.e. in the Phase 2 drilling area). Low values occur in the area further north where most of the Phase 1 drilling occurred.

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War Springs Inferred Mineral Resource Declaration	38

Diagram 22: War Springs – Cr Soil Anomalies (2005 Survey)

Diagram 23: War Springs – Mg Soil Anomalies (2005 Survey)

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War Springs Inferred Mineral Resource Declaration	39

Cu and Ni values indicate an anomalous zone from within the Phase 1 drilling area further southwards towards the cross-cutting transcurrent fault in the south. These correspond with the Pt and Pd anomalies. A wide area within the central eastern part of the property is underlain by alluvium and boulders in an area influenced by a meandering perennial dry streambed. Values for most elements assayed are low (diluted by alluvium) in the river’s zone of influence.

Cr anomalies occur close to the footwall contact with the Transvaal Supergroup sediments. These correspond with the drill intersected position of the chromitite unit near the footwall contact. Anomalous Cr values range between 1800ppm and 4000ppm. Mg anomalies also occur closer to the footwall contact in the central to northern part of the mineralised zone of interest. A significant displacement is observed in the southern part of the property south of the transcurrent fault. The Mg anomalies is displaced several hundred metres to the west in the area south of the fault. Here, they correspond again with linear aeromagnetic anomalies which can most probably be correlated with ultramafic units of the B and C Reefs as identified further northwards on War Springs.

The soil anomalies indicate a clear response to the subsurface geology on War Springs. The Cu and Ni data sharply corresponds to the top contact of the mineralised mottled anorthosites of the C Reef and to the mineralised pyroxenites of the B and A Reefs near the footwall contact with the Transvaal Supergroup sediments. Pt and Pd anomalous values are clearly situated above the C Reef and B Reef linear aeromagnetic anomalies as intersected during the Phase 1 drilling.

A large fault displacement is recognised from the drilling of boreholes ORL19 to 22 south of the Phase 1 resource area. Displacement in this area also corresponds with the high soil geochemical anomalies. The soils anomalies furthermore point to a ~1.5km strike extend of untested ground.

Item 12 (c) Persons Responsible for Survey (Field Observations)

The person responsible for the interpretation of the geophysical survey data has been supplied by Gap Geophysics. Willie Visser (Fourth internal QP) and Dr Danie Grobler have been responsible for the interpretation and modelling of the information. The ground-based gravimetric survey was performed by independent geophysicist BW Green of Johannesburg. All other field data have been collected, collated and compiled by PTM (RSA) personnel under the guidance and supervision of the Fourth QP.

Item 12 (d) Reliability of the Survey (Field Observations) Data

The field work done by PTM (RSA) on the War Springs property was conducted by PTM’s qualified geologist Dr Danie Grobler. This work was done under the supervision and control of the Fourth QP, Willie Visser. The geophysical investigations were performed by qualified industry professionals (see Section 12c above).

ITEM 13: DRILLING

Phase 1 drilling concentrated on geophysical and geochemical anomalies in the north-eastern part of War Springs. The target area was the interface between the BC and the sediments of the Transvaal Supergroup. Table 3 lists the drilling information for the Phase 1 boreholes drilled up to the end of March 2005 on War Springs. A total of 7,433.40 metres of diamond core were drilled in 18 boreholes mostly in the north-eastern part of War Springs; the target being the BC versus Transvaal Supergroup footwall contact zone.

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War Springs Inferred Mineral Resource Declaration	40

Table 3: War Springs Phase 1 Drilling

				COORDINATES
BHID	START DATE	END DATE	DEPTH	X	Y	Z	DIP	SAM PLES
ORL1	12-Jun-04	04-Nov-04	706.6	24.2208	29.0444	1160	-60	865
ORL2	29-Jul-04	06-A ug-04	232.95	24.2216	29.0465	1168	-45	245
ORL3	07-A ug-04	17-A ug-04	472.91	24.2169	29.047	1152	-45	653
ORL4	18-A ug-04	08-Sep-04	691.26	24.2128	29.0492	1145	-45	818
ORL5	22-A ug-04	16-Sep-04	646.48	24.2086	29.0505	1167	-45	745
ORL6	09-Sep-04	20-Sep-04	378.11	24.216	29.0508	1159	-45	418
ORL7	21-Sep-04	07-Oct-04	304.5	24.2097	29.0535	1161	-45	310
ORL8	22-Sep-04	04-Oct-04	437.75	24.2191	29.0479	1157	-45	443
ORL9	06-Oct-04	19-Oct-04	427.5	24.2118	29.0519	1166	-45	453
ORL10	09-Nov-04	07-Jan-05	451.07	24.2177	29.0488	1127	-45	485
ORL11	12-Jan-05	14-Feb-05	682.44	24.2234	29.0397	1154	-60	548
ORL12	03-Feb-05	14-Feb-05	400.26	24.2158	29.0469	1159	-90	472
ORL13	16-Feb-05	18-Feb-05	120.26	24.2151	29.0481	1156	-90	126
ORL14	19-Feb-05	22-Feb-05	220.97	24.2136	29.0486	1159	-90	166
ORL15	23-Feb-05	03-Mar-05	483.22	24.2136	29.0486	1110	-45	565
ORL16	04-Mar-05	09-Mar-05	141.01	24.2152	29.0482	1148	-45	157
ORL17	09-Mar-05	16-Mar-05	336.1	24.2185	29.0461	1164	-45	396
ORL18	17-Mar-05	29-Mar-05	300.01	24.2166	29.0487	1066	-45	323
	TOTAL METRES		7433.40					8188

The Phase 2 drilling program concentrated on geophysical and geochemical anomalies situated immediately south of the Phase 1 drilling area. Table 4 lists the drilling information for the Phase 2 boreholes completed during mid-February 2006 on War Springs. A total of 1,446.19 metres of diamond core were drilled in 4 boreholes in the central eastern part of War Springs; the target being mainly the B Reef as being identified during the Phase 1 drilling. ORL-20 intersected the C Reef at 364m.

Table 4: War Springs Phase 2 Drilling

				COORDINATES
BHID	START DATE	END DATE	DEPTH	X	Y	Z	DIP	SAM PLES
ORL19D0	24-Nov-05	01-Dec-05	199.54	24.2273	29.04322	1169	-45	208
0RL19D1	05-Dec-05	13-Dec-05	310.67	24.2273	29.04322	1169	-45	427
ORL20	12-Jan-06	20-Jan-06	390.05	24.2269	29.0404	1164	-45	475
ORL21	24-Jan-06	06-Feb-06	370.62	24.2246	29.0439	1173	-45	422
ORL22	06-Feb-06	13-Feb-06	175.31	24.2301	29.04405	1171	-45	206

	TOTAL METRES		1446.19					1738

The layering of the mafic rocks on War Springs is dipping 65° to the west. The inclined boreholes were collared at 45° to the east in most cases to intersect the westerly-dipping mineralised zone at approximately 90°. Variation between sample length and true thickness is in most holes insignificant. The continuity of the three mineralised reefs is discussed in Items 11 and 12 above. A table containing detailed mineralised intersections for the Phase 2 drilling is presented in Appendix 1. The sampling procedures followed are presented in Item 14 below.

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War Springs Inferred Mineral Resource Declaration	41

ITEM 14: SAMPLING METHODS AND APPROACH

Sampling and assay quality control procedures on all projects have been established by Consulting Geochemist, Dr. Barry Smee (P. Eng). These were documented in company manuals and the key points are summarised below.

Item 14 (a) Sampling Method

Soil sampling was carried out using PTM (RSA) approved equipment with known trace metal content to reduce or at least allow quantification of possible contaminates during the sampling programme. These include standardised breaking bars, shovels, plastic and paper bags and marking pens and two part sample tag books.

Soil samples were collected in paper (Kraft) bags. These bags were specifically made to be the proper size for a standard soil sample and they allow the samples to dry out without being removed from the bag and exposed to contamination or tampering.

Quality Control procedures for the program included insertion of QC samples into the sequential sample stream at the rate of one blank in every fifteen samples, one duplicate in every fifteen samples and one standard in every fifteen samples. The appropriate tags in the sequential book were pre marked blank, standard or duplicate to assist the field staff.

The sampling grid was laid out using a GPS for base stations and then using a tape and compass for greater accuracy while measuring the grid. Samples were taken from a hole in the range of 25-40cm deep, depending on the nature of the soils encountered. The sides of the hole were cleaned to allow recognition of the soil horizons and the sample was taken preferentially from the side of the hole from the B horizon which typically has the best concentration of base and precious metals. Gravel and organic material was removed using a small field sieve and discarded.

PTM (RSA) used a three tag book for core sampling (one tag remains in the book, one for the core tray and one for the sample bag) to prevent sampling errors. Core was marked by the geologist using company standard crayon pencils to avoid possible contamination. Core was split using a diamond saw core-cutter machine. The left half was sealed in sample bags and the right half returned to the core box. During the sample layout process the project geologist inserted into the sequential sample stream one blank in every fifteen samples, one duplicate in every fifteen samples and one standard in every fifteen samples. These were recorded in the hand written log along with the blank used, sample duplicated and standard used.

Sample data was transcribed daily into the PTM (RSA) Excel spreadsheets for the project. See Item 12a for a detailed discussion on spacing, density and size of area sampled.

Item 14 (b) Accuracy and Reliability of Results

Recovery of core is in general poorer nearer to surface within the weathered rock zone. Care was taken during sampling within these areas to collect sufficient volumes of material for analytical work. Core sampling was restricted to 1m length samples through most of the Phase 1 drilling program. Each borehole was completely sampled from surface to end-of-hole depths. Quality control measures were strictly adhered to (see Items 15 and 16).

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War Springs Inferred Mineral Resource Declaration	42

Item 14 (c) Sample Quality

The core was sampled and orientated according to company regulations as set out in Item 14a above. Sampling bias is limited by splitting the core and only selecting the top half of core each time for sampling. This is done after the core has been orientated and measured within the core box.

Item 14 (d) Sampling Interval

The mineralisation was found to comply with the Platreef-type of mineralisation described further northwards on the Northern Limb. The average width of the Platreef ranges from 50m to 200m elsewhere on the Northern Limb and it was therefore decided to sample the boreholes in their entirety at 1m intervals in an attempt to cover all possible areas of interest. High-grade areas were submitted to a second laboratory for confirmation purposes.

Item 14 (e) Mineralised Intersections

Appendix 1 contains a detailed list of mineralised intersections (Phase 1 and 2 Drilling) with individual sample numbers as well as sample composites with true widths.

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

Item 15 (a) Security – Chain of Custody

Samples were subject to a chain of custody which was tracked at all times. Samples were not removed from their secured storage location without a chain of custody form being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples were not transported in any manner without his written permission.

When samples were prepared for shipment to the analytical facility the following steps were followed:-

1.	Samples were sequenced within their secure storage area and the sample sequences examined to determine if any samples were out of order or missing.

2.	The sample sequences and numbers shipped were recorded both on the chain of custody form and on the analytical request form.

3.

The samples were then placed, in sequential order, into securable shipping containers. (numbers of the samples enclosed on the outside of the container with the shipment, waybill or order number and the number of containers included in the shipment (e.g. J88899 – J88999, OR04-2, Box 1 of 12).

4.

The Chain of Custody form and Analytical Request Sheet were completed, signed and dated by the Project Geologist before the samples were removed from secured storage – a copy of the analytical request sheet and Chain of Custody form were kept on site by the Project Geologist.

5.

Once the above was completed and the sample shipping containers sealed, the samples were removed from the secured area. The method by which the sample shipment containers were secured had to be recorded on the Chain of Custody form so that the recipient could inspect for tampering of the shipment.

During the transportation process between the project site and analytical facility the samples were inspected and signed for by each individual or company handling the samples. It is the mandate of both

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the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility and to ensure that the samples are, if necessary, outside the custody of PTM (RSA) contractors or personnel for as little time as possible. Under ideal conditions the samples were transported to the analytical facility by personnel employed by PTM (RSA). In all cases the original Chain of Custody form accompanied the samples to their final destination.

It is policy that the Supervising Geologist must make sure that the chosen analytical facility is aware of PTM (RSA)'s requirements, i.e. that it signs for an inspection for evidence of possible contamination or tampering of each and every sample shipment it receives from PTM (RSA). A photocopy of the Chain of Custody form, signed and dated by an official of the analytical facility is to be faxed to PTM (RSA)'s offices in Johannesburg. The original signed letter is to be returned to PTM (RSA) along with the signed analytical certificate.

If the analytical facility suspects that the sample shipment has been tampered with, they have instructions to contact the Supervising Geologist immediately. An employee of PTM (RSA) will then examine the sample shipment and confirm its integrity prior to the initiation of the analytical process.

If upon inspection, the Supervising Geologist has any suspicions whatsoever that the sample shipment may have been tampered with or otherwise compromised, he/she immediately notifies PTM (RSA) Management of his/her suspicions in writing and decide with the input of management, on action. In most cases analyses may still be done although the data must be treated, until proven otherwise, as suspect and is not suitable as the basis for an outside release until its validity is proven via additional sampling and QC checks. Should evidence or suspicions of tampering/contamination be uncovered, PTM (RSA) will immediately commence with a complete security review of its operating procedures to be conducted by an independent third party with the report to be delivered directly and solely to the directors of PTM (RSA) for their consideration and drafting of an action plan. All in-country exploration activities will be immediately suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

Item 15 (b) Sample Preparation

Sample preparation is done by the Setpoint facility at Mokopane. Samples are received, verified, checked for moisture and dried (if necessary). The samples are then weighed and results reported. The samples are then crushed by a Jaw Crusher after which they are split by either Roller Splitting or Riffler Splitting. Then the samples are milled to 90% < 75 µm, per 2 kg unit, utilising an LM5 pulverisor. The samples are then bagged and dispatched back to the client.

Samples were analyzed for Au (ppb), Pt (ppb) and Pd (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in Teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (1ppm), Ni (2ppm), Co (1ppm) and Cr (5ppm). The samples were assayed at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.

Item 15 (c) Quality Control Measures

Genalysis Laboratories follows a strict quality control protocol. Standards and blanks are inserted in assay batches randomly, at least one for every 25th sample. Every 25th sample is digested and analysed in duplicate. Up to 6% of all samples are selected for repeat analyses once first pass data is available. All QA/QC data is reported. Sample pulps are returned to the issuer.

Item 15 (d) Adequacy of sampling

All sampling procedures were investigated and found to be of a high standard.

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ITEM 16: DATA VERIFICATION

PTM (RSA) employs a rigorous quality control program which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities:

Item 16 (a) Quality Control Measures and Data Verification Procedures

Blanks – The insertion of blanks provides an important check on the lab practices and the baseline calibration of lab instrumentation. Blanks consist of one half or one quarter drill core collected from a known interval devoid of Pt, Pd, Cu, Ni mineralisation. Typically this will be a basement or cover lithology previously tested. The blank being used is always noted to track its behaviour and trace metal content (i.e. Tweespalk TW-04-1 granite). Typically the first blank is sample number five in a given hole

Duplicates – The insertion of duplicates tracks the reproducibility of sample results. Typically quartered core is submitted for both samples. The two samples receive sequential numbers. Notation is made in the log as to which sample is being duplicated. Typically the first sample duplicated is sample number ten in a given hole.

Standards – Certified reference standards are inserted to check the accuracy of the analytical results. Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standard used is recorded in the drill log but there is never any obvious indication to the lab of which standard has been inserted. Standards are supplied by the company and, as they are the sole method of tracking the accuracy of the analytical data, they are to be stored in sealed containers and considerable care is to be taken to ensure they are not contaminated in any manner (i.e. stored in dusty environment, placed in less than pristine sample bag, sprayed by core saw, etc.).

Monitoring the quality control of the analytical data is the responsibility of the Supervising Geologist.

Item 16 (b) Data Verification

The quality control measures implemented by PTM (RSA) adhere to Canadian Securities Regulation NI 43-101. CND Certified Reference Material is used for the PGMS-1 to 6 standards. Geological blanks and field duplicate samples are also inserted at regular intervals into the sampling stream (every 5th sample is either a standard, blank or duplicate). In addition to this, the sample preparation facility routinely inserts Preparation Duplicate Samples (usually 1 in 25 samples) as well as Pulp Duplicate Samples (between 1 in 5 to 1 in 20 samples). Furthermore, a Chain of Custody form is completed for each batch submitted to the laboratory.

Item 16 (c) Quality Control

All sample data including depth, borehole, sample type, sample number, batch number laboratories and the assay results are stored in an Excel Spreadsheet from which the QC graphs are generated.

Two Standard Deviation Graphs (indicated by the blue lines) plotted for the different CDN PGMS standards utilized during the project are presented in Appendix 3.

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War Springs Inferred Mineral Resource Declaration	46

Standard sample points that plot outside of the 2SD lines are failed and that furnace load will be re-assayed (including the standards and field samples on either side of the failed sample). Assay data received so far for the War Springs boreholes utilized CDN PGMS-2 to CDN PGMS-6 standards.

In addition, PTM (RSA) has acquired a new standard specifically made for the “Platreef” of the Northern Limb of the BC. Standard AMIS 0001 and AMIS 0002 (African Mineral Standards, Set Point Laboratories Ltd) have been utilized with the 2005/6 soil sampling as well as the Phase 2 Drilling projects.

The graphs in Appendix 3 include assay results from boreholes ORL-1 to ORL-22.The graphs exhibit some samples falling outside of the 2SD lines on the various plots. Only two failed standard samples (V2691 and V2672) occur within mineralised intersections which may have a material effect on the resource calculations (Table 5). Both these standards are failed on Pd-values which occur below the -2SD line on the graph. However, several other standards fall outside the 2SD lines for the different elements assayed. Of importance is the fact that all of these samples fall outside mineralised intersections identified during the Phase 1 and 2 drilling. All these failed standards, including their effected furnace loads, have been labelled to be re-assayed.

Table 5: War Springs – Standards Failed within Mineralised Intersections

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War Springs Inferred Mineral Resource Declaration	47

ITEM 17: ADJACENT PROPERTIES

Item 17 (a) Public Domain Information

Platinum Mines and Projects on the Northern Limb

Surface and underground exploration has been undertaken intermittently on the Northern Limb since 1925. Small-scale surface and underground mining took place on the much mineralised portion stretching for 30km to the north of Potgietersrus. After the initial discovery rush, a treatment plant was erected, but activity ceased after a slump in the platinum market in 1930.

The Platreef, which was not well understood, was relatively ignored during the rapid expansion of the industry that took place in the Rustenburg area in the mid-1960’s. Some exploration however took place. Chrome Corporation, Rand Mines, Mining Corporation and Rustenburg Platinum Mines are all recorded as having undertaken exploration on the Northern Limb between 1969 and 1981. A poor understanding of the Platreef hindered work and it seems likely the true Platreef was either not drilled or not identified and therefore the drilling failed to properly evaluate the potential of the properties.

In 1976, JCI Limited, operating through Rustenburg Platinum Mines (RPM), commenced drilling along much of the strike length of the Platreef, starting a full feasibility study on what became PPL Mine in 1979. The initial evaluation indicated a 59.8Mt opencast ore body containing 3.64 g/t PGM, 0.13% Cu and 0.24% Ni. RPM and Lebowa Platinum became a part of Anglo Platinum.

The increase in platinum prices in the 1990’s and the success of PPL culminated in a second mineral rights scramble led by junior companies, often in Joint Ventures with the original mineral rights owners (Anglo Platinum, Impala, Randgold) who were generally prioritising their exploration expenditure elsewhere to protect their rights on more valuable properties.

Mineral rights over the entire strike length of the outcrop of the Platreef in the Northern Limb of the BC have all been taken up and exploration licences issued or applied for. Anglo Platinum is currently opencast mining Platreef at their PPL operation. Pan Palladium (PPD), Anooraq, African Minerals (AML), Southern Era, Falconbridge, Caledonia, Thabex as well as PTM (RSA) are currently undertaking exploration on the Platreef for nickel as well as platinum group metals.

Anglo Platinum (Annual Report 2004)

Anglo Platinum operates the Potgietersrus Platinum Limited (PPL) mine exploiting the Platreef in the Northern Limb. The decision to commence with open pit mining was made in September 1990 after a feasibility and review period that lasted from 1979. Production commenced in 1993 at a rate of 200 000 tonnes per month. In the original press release, mining grades were quoted at 8.5 g/t 4E plus 0.37% Ni and 0.2% Cu over a width of 4m at a dip between 50º and 55º. Proved mineral reserves quoted in 2002 totalled 45.4Mt of Platreef at a grade of 3.29 g/t 4E (Pt, Pd, Rh plus Au) with probable mineral reserves of 286.71Mt of Platreef at a grade of 2.57 g/t 4E.

Production in 2002 from 39 672 000t mined totalled 165 300oz of platinum, 159 000oz of palladium, 12 100oz of rhodium, 17 100oz of gold, 3 400t of nickel and 1 900t of copper.

The geology of the main area being exploited by PPL shows that the Platreef extends over 18.2km’s with an average dip of 43 º towards the SW. The Platreef has been subdivided stratigraphically on texture and mineralogy into the lower A Reef, central B Reef and an upper C Reef (White, 1994). All the mineralised

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War Springs Inferred Mineral Resource Declaration	48

rocks contain varying amounts of either large, predominantly dolomitic xenoliths or masses of small metasedimentary inclusions. Areas of rich mineralisation occur as elongate pods along strike.

The original ore body at Sandsloot is being mined by open pit methods. Further pits are planned at Overysel, Zwartfontein and Tweefontein. In 1998 the stripping ratio was 5.52:1. A cut off grade of 2.5 g/t 4E is applied. The original Platreef thickness in the area was given as 4m, however Vermaak and van der Merwe (1999) quoted thickness and grades calculated from published drilling per farm as follows (from north to south):-

Table 6: Platreef Characteristics at PPL

Farm Name	Strike (m)	Dip (degrees)	Thickness (m)	Grade (4E)
Overysel	5 000	40	64.51	3.59
Zwartfontein	4 000	47	53.60	3.66
Vaalkop	3 900	45	16.40	7.47
Tweefontein	8 900	47	9.00	5.45

Ivanhoe Nickel and Platinum Ltd (African Minerals Ltd)

Ivanhoe Nickel (African Minerals) control a strike length of 7km of prospective Platreef on the farms Turfspruit, Macalacaskop and Rietfontein (the latter in JV with Anooraq), situated to the north of the War Springs property (Diagram 1). Exploration by African Minerals commenced after the issue of prospecting permits in February 2000. Few details of African Minerals have been made available in press releases and interviews. It is a private company controlled by mine promoter Robert Friedland.

Assets include properties in Congo and Zambia but the primary “asset” is the platinum, palladium and nickel exploration programme being undertaken on the previously mentioned farms on Northern Limb of the BC. Much of the funding for African Minerals has come from institutional investors; the share price in the last financing implies a market value for the private company of $360 million (according to Vancouver based mining analyst Lawrence Rolston). The company is understood to be seeking a listing, probably in Toronto (Mineweb 2003/08/02).

The most recent and detailed information is from an interview given by Technical Administration vice-president Mark Whitehead to Engineering News/Mining Weekly (17 October 2003).

According to Whitehead African Minerals had drilled 174,000m, or 514 holes, by August 2003.

At the time of the interview the Whitehead said the company had spent R150 million on exploration and socio-economic projects in the region. During this time it had delineated a mineral deposit measuring 450m in thickness, containing nickel, copper, platinum, palladium, gold, silver and cobalt. This is much thicker than found elsewhere, and is unusual it that it does not have the high chrome content that has hampered smelters fed by mines on the eastern and western limb of the Bushveld complex.

Whitehead reported that the company is examining the potential of creating a 40,000t/d open pit operation initially, which would develop into a 125,000t/d operation eventually. The life of mine for the entire operation would be 20 years.

Caledonia Mining Corporation Ltd (Annual Report 2004)

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War Springs Inferred Mineral Resource Declaration	49

Caledonia's 96% subsidiary Eersterling Gold Mining Company Limited acquired the rights in 2002 to explore and develop the mineral rights on the farm Rooipoort 46 KS from Anglo Platinum Mining Services. Rooipoort is to the south of and adjacent to War Springs and approximately 8km east of Mokopane. The property contains 6km strike of previously unexplored BC rocks.

High-resolution airborne geophysics and down dip drilling were completed on the adjoining farms by Anglo Platinum/JCI and Falconbridge during the 1970's. Caledonia commenced a 15 hole-drilling programme on 15 September 2003 to test the stratigraphy on the Rooipoort property. "Merensky" -like platinum mineralisation has been reported but assay results have not yet been released.

All the information supplied above is publicly disclosed information. Item 17 (b) and (c) Sources and Verification of Information

All the information that has been included in this Section (Item 17) has been obtained from scientific literature, press releases and websites. The author has been unable to verify the information and it is not necessarily indicative of the mineralisation on the properties that are the subject of this technical report.

Item 17 (d) Applicability of Adjacent Properties Mineralization to War Springs

Albeit that the mines and projects adjacent to the War Springs project are all located on the northern limb of the BC, no information regarding grades or tonnages mined on these operations was used in this report.

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War Springs Inferred Mineral Resource Declaration	50

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

Fifteen kilograms of each of the C and B – Reefs were been submitted for metallurgical test work and a mineralogical study at SGS Lakefield laboratories during 2005 (Carter and Martin, 2005; Richards and Martin, 2005). The investigation was performed in two parts: i) a petrographic study of individual core samples taken from reef intersections, and ii) a mineralogical study of composited samples of entire reef intersections. The following bullet points summarise the results obtained from the above study:

  Lithologies of the B and C Reefs comply with the borehole logs (i.e. mottled anorthosite for C Reef and noritic/pyroxenitic rocks for the B Reef;

  Degree of mineralisation is variable, ranging from highly mineralised (some B Reef samples) to sparsely mineralised (C Reef samples);

  Sulphide assemblage comprises pyrrhotite, chalcopyrite, pentlandite and pyrite with trace amounts of millerite;

  Ni occurs almost entirely as pentlandite with minor amounts as millerite;

  Particle size of sulphides has a bimodal distribution, the bulk of which is relatively coarse- grained. A significant proportion occurs as very finely disseminated grains within altered plagioclase;

  PGM speciation – the study indicates that Pd minerals are generally more abundant than Pt minerals and that Rh minerals are consistently present. The PGM assemblage is restricted to michenerite (Pd-Bi-Te), stibiopalladinite (Pd-Sb), sperrylite (PtAs2), maslovite (Pt-Bi-Te) and hollingworthite (Rh-As-S). Minor amounts of electrum also occur. Michenerite (54%) and maslovite (37%) are the dominant minerals present in the B Reef;

  The majority of grains observed measured less than 10µm, seldom above 20 µm;

  About 60 to 70% of PGM particles are occluded within sulphides, a significant amount (30 to 40%) occurs as fine particles within altered plagioclase.

Carter and Martin (2005) concluded that the PGM particle size is very small (~10µm). A large proportion of the particles observed were occluded within silicate, some were associated with sulphide, and a very small amount was actually liberated. This indicates that PGE recoveries may be problematic and they recommended flotation tests to ascertain the extent of the problem.

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War Springs Inferred Mineral Resource Declaration	51

ITEM 19: MINERAL RESOURCE ESTIMATES

Item 19 (a) Standard Reserve and Resource Reporting System

The author has complied with the SAMREC code of reporting of Mineral Resources and Mineral Reserves. The code allows for a Resource or Reserve to be upgraded (or downgraded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set of rules for the classification of either the resource or reserve. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured Resource classification and the Probable and Proved Reserve classification.

Item 19 (b) Comment on Reserves and Resources Subsets

This particular report deals primarily with the Inferred Resources. The specific data distribution and geographic layout does not allow the Inferred Resource to qualify for any upgrade to higher confidence resource categories. The total Resource is therefore within the Inferred Resource category and therefore has no further subdivision or sub classifications.

Item 19 (c) Comment on Inferred Resource Subset

The definition of the Mineral Resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted. The total resource is classified as an inferred resource and therefore has no further subdivision or sub classifications.

Item 19 (d) Relationship of the QP to the Issuer

The Qualified Person responsible for this report has no commercial or any other relationship with PTM (RSA) other than to compile and comment on the contents of this report.

Item 19 (e) Detailed Mineral Resource Tabulation

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper C Reef, a middle B Reef and a bottom A Reef on the footwall contact with the Transvaal sediments.

The economic potential of these three mineralized zones will be dependent on the type of mining method. The three reef zones dip steeply at 69° to the northwest. Open cast mining of these steep dipping mineralized zones has therefore limited or no economic potential at current grades. Mining of these reefs will have to be considered as an underground operation. The B and C reefs are on average over 6m thick, whereas the A Reef is on average only 1.56m thick. The 3E grades from these three mineralized zones are on average 0.99g/t. The 3E grades on its own will have no real economic potential. However, the Nickel and Copper values are relatively high and in combination with the PGE’s and thicker mineralized zones, will have economic potential. Thus, the primary Mineral Resource is the combined value of the Nickel and Copper with the PGE’s as secondary or by product.

Low-grade mineralisation is associated with the A Reef immediately above the footwall contact with the Transvaal sediments. Economic reef thickness varies from 1 to 2.3m grading between 0.09 to 2.1g/t 3E. Ni and Cu averages at 0.08% Ni and 0.04% Cu. For both open cast and underground mining this reef has not enough metal content or the grades to have any economic potential. The A Reef was therefore excluded as a Mineral Resource.

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War Springs Inferred Mineral Resource Declaration	52

From the interpolated block model a Mineral Resource was calculated for the B and C Reefs. Table 7 shows the tonnage and grade for each reef at a specific cut-off grade (3E cm.g/t). Both the B and C Reefs are thicker than a minimum mining width and were therefore not diluted. Diagram 24 shows the grade tonnage curve for the different reefs at a 3E cm.g/t cut-off.

Table 7: Inferred Mineral Resource

Cut-Off (3E)	Tonnage	Geo Loss	Tonnage	3E			Ni		Cu		Channel Width
cm.g/t	t	%	t	g/t	g	Moz	%	t	%	t	cm
B REEF
0	26,597,005	5	25,267,155	0.85	21,498,346	0.691	0.18	38,660	0.14	30,030	657
100	26,575,139	5	25,246,382	0.85	21,495,609	0.691	0.18	38,655	0.14	30,026	657
200	25,546,200	5	24,268,890	0.88	21,245,623	0.683	0.18	38,205	0.14	29,677	657
300	22,036,730	5	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
400	17,256,215	5	16,393,404	1.07	17,517,400	0.563	0.18	31,956	0.14	24,951	657
500	12,740,334	5	12,103,317	1.20	14,580,590	0.469	0.18	26,904	0.14	21,101	657
600	9,115,810	5	8,660,019	1.35	11,703,743	0.376	0.20	22,945	0.16	18,363	657
C REEF
0	27,419,301	5	26,048,336	1.24	32,198,446	1.035	0.08	25,817	0.06	19,391	875
100	27,419,301	5	26,048,336	1.24	32,198,446	1.035	0.08	25,817	0.06	19,391	875
200	27,419,301	5	26,048,336	1.24	32,198,446	1.035	0.08	25,817	0.06	19,391	875
300	27,400,590	5	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
400	27,217,327	5	25,856,461	1.24	32,117,411	1.033	0.08	25,752	0.06	19,343	875
500	26,535,405	5	25,208,635	1.26	31,768,107	1.021	0.08	25,472	0.06	19,132	875
600	25,067,232	5	23,813,870	1.30	30,863,444	0.992	0.08	24,746	0.06	18,587	875
TOTAL
0	54,016,307	5	51,315,491	1.05	53,696,792	1.726	0.13	69,400	0.10	53,348	734
100	53,994,440	5	51,294,718	1.05	53,694,055	1.726	0.13	69,386	0.10	53,336	734
200	52,965,502	5	50,317,227	1.06	53,444,070	1.718	0.13	68,537	0.10	52,669	734
300	49,437,321	5	46,965,455	1.11	52,139,653	1.676	0.12	64,965	0.10	49,868	734
400	44,473,542	5	42,249,865	1.17	49,634,812	1.596	0.12	59,488	0.09	45,725	734
500	39,275,739	5	37,311,952	1.24	46,348,697	1.490	0.11	52,849	0.09	40,617	734
600	34,183,042	5	32,473,890	1.31	42,567,187	1.369	0.11	47,284	0.09	36,610	734

(*Note: SG (Specific Gravity) of 3.2 was used in all tonnage calculations)

Table 7b: Prill Splits at zero cm.g/t cut-off

Prill Splits	Pt		Pd		Au
	%	g/t	%	g/t	%	g/t
Reef B	28	0.24	63	0.53	9	0.08
Reef C	16	0.2	78	0.97	6	0.07

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War Springs Inferred Mineral Resource Declaration	53

Diagram 24: Grade Tonnage Curve for the B and C Reefs

The results of the updated Mineral Resource calculation performed during May 2006 has an Inferred Resource of 46.9Mt at an average grade of 1.11g/t 3E and, thus a 3E metal content of 1.676Moz for the B and C Reefs combined (optimized at a 300cm.g/t 3E cut-off). The total Ni and Cu metal content for the two reefs combined is 64,965t Ni and 49,868t Cu.

Item 19 (f) Key Assumptions, Parameters and Methods of Resource Calculation

A total of 22 boreholes were drilled in the area of interest (Refer to Diagram 2) of which only 7 boreholes intersected the A Reef, 15 boreholes intersected the B Reef and 8 boreholes intersected the C Reef.

Both the B and C reefs are on average more than 6m thick, whereas the A Reef is only 1.56m thick. The samples within the reef intersections have been composited on a 1m interval. The assay values reflect 3E. Borehole co-ordinates, reef width, 3E, Ni and Cu grades used in the Mineral Resource estimation exercises are depicted in Table 5.

In the evaluation process the 3E content (cm.g/t), Ni%, Cu% and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 2D block model. The 3D reef plane was rotated to horizontal and then treated as a 2D model. From the 3D reef wireframes, a dip model was interpolated into the 3D block model.

No geological domains or facies have been delineated for the respective reefs. Each reef was treated as one geological domain.

Statistical Analysis

A statistical analysis was undertaken to develop an understanding of the characteristics and sample population distribution relationships. Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) were thus used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peakedness" of a distribution (3 – normal distribution). Descriptive statistics for reefs B and C are summarised in Table 8 and Table 9.

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War Springs Inferred Mineral Resource Declaration	54

Table 8: Descriptive Statistics for B Reef

	Descriptive Statistics B Reef
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Platinum (cm.g/t)	157.5955	44.7771	478.256	12206.5	110.4830	1.905246	4.49567	4.49567
Palladium (cm.g/t)	350.2967	55.7477	1069.863	95622.0	309.2281	1.478667	1.37614	1.37614
Gold (cm.g/t)	45.4594	8.5222	150.502	1431.9	37.8398	1.621699	3.21973	3.21973
2PGE + Au (cm.g/t)	553.3516	109.0470	1698.621	197487.8	444.3960	1.503897	1.96180	1.96180
Nickel (%)	0.1805	0.0485	0.425	0.0	0.1089	1.135378	0.80242	0.80242
Copper (%)	0.1376	0.0170	0.385	0.0	0.1050	1.076484	0.85431	0.85431
Channel Width (cm)	657.2357	277.4173	932.800	43240.3	207.9430	-0.265345	-1.01736	-1.01736

Table 9: Descriptive Statistics for C Reef

	Descriptive Statistics C Reef
	Valid N	Mean	Minimum	Maximum	Variance	Std.Dev.	Skewness	Kurtosis
Platinum (cm.g/t)	7	173.348	22.9259	297.880	10480.4	102.3736	-0.61270	-1.03236
Palladium (cm.g/t)	7	843.126	123.9462	1326.786	245706.3	495.6877	-0.73789	-1.51468
Gold (cm.g/t)	7	62.386	8.2205	97.896	1397.6	37.3839	-0.79820	-1.42783
2PGE + Au (cm.g/t)	7	1078.859	155.0925	1722.561	401074.8	633.3046	-0.74377	-1.42805
Nickel (%)	7	0.084	0.0323	0.162	0.0	0.0464	0.86844	-0.28242
Copper (%)	7	0.064	0.0132	0.124	0.0	0.0379	0.38617	-0.32272
Channel Width (cm)	7	877.958	274.0151	1660.715	228619.1	478.1413	0.39338	-0.33247

The B Reef is the better mineralized zone for Nickel and Copper whereas C Reef has the higher 3E (g/t) values. The 3E (g/t) values have a higher variance than the Ni% and Cu%, as can be expected.

The grade histograms show the expected data distributions for the different metals. The normal probability plots show no real outliers or anomalous values.

No corrections were made to the data and the statistical analysis show the expected relationships for this type of mineralisation.

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War Springs Inferred Mineral Resource Declaration	55

Table 10: Histograms and Probability Plots for the War Springs Project

B Reef – Pt (cm.g/t)

Histogram: DOM0_ALL_B_CMPT
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_B_CMPT
Ln_DOM0_ALL_B_CMPT =Log(DOM0_ALL_B_CMPT)
Expected Normal Value
Value

B Reef – Pd (cm.g/t)

Histogram: DOM0_ALL_B_CMPD
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_B_CMPD
Ln_DOM0_ALL_B_CMPD: =Log(DOM0_ALL_B_CMPD)
Expected Normal Value
Value

B Reef – Au (cm.g/t)

Histogram: DOM0_ALL_B_CMAU
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_B_CMAU
Ln_DOM0_ALL_B_CMAU: =Log(DOM0_ALL_B_CMAU)
Expected Normal Value
Value

B Reef - 2PGE + Au (cm.g/t)

Histogram: DOM0_ALL_B_CMPGE
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_B_CMPGE
Ln_DOM0_ALL_B_CMPGE: =Log(DOM0_ALL_B_CMPGE)
Expected Normal Value
Value

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War Springs Inferred Mineral Resource Declaration	56

B Reef – Ni (%)

Histogram: DOM0_ALL_B_NI
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_B_NI
Ln_DOM0_ALL_B_NI =Log(DOM0_ALL_B_NI)
Expected Normal Value
Value

B Reef – Cu (%)

Histogram: DOM0_ALL_B_CU
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_B_CU
Ln_DOM0_ALL_B_CU =Log(DOM0_ALL_B_CU)
Expected Normal Value
Value

B Reef – Channel Width (cm)

Histogram: DOM0_ALL_B_CW
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: DOM0_ALL_B_CW
Expected Normal Value
Value

C Reef – Pt (cm.g/t)

Histogram: DOM0_ALL_C_CMPT
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_C_CMPT
Ln_DOM0_ALL_C_CMPT =Log(DOM0_ALL_C_CMPT)
Expected Normal Value
Value

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War Springs Inferred Mineral Resource Declaration	57

C Reef – Pd (cm.g/t)

Histogram: DOM0_ALL_C_CMPD
Expected Normal
No. of obs.
X <= Category Boundary

C Reef – Au (cm.g/t)

Histogram: DOM0_ALL_C_CMAU
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_C_CMPD
Ln_DOM0_ALL_C_CMPD: =Log(DOM0_ALL_C_CMPD)
Expected Normal Value
Value

Normal P-Plot: Ln_DOM0_ALL_C_CMAU
Ln_DOM0_ALL_C_CMAU: =Log(DOM0_ALL_C_CMAU)
Expected Normal Value
Value

C Reef – 2PGE+Au (cm.g/t)

Histogram: DOM0_ALL_C_CMPGE
Expected Normal
No. of obs.
X <= Category Boundary

C Reef – Ni (%)

Histogram: DOM0_ALL_C_NI
Expected Normal
No. of obs.
X <= Category Boundary

Normal P-Plot: Ln_DOM0_ALL_C_CMPGE
Ln_DOM0_ALL_C_CMPGE: =Log(DOM0_ALL_C_CMPGE)
Expected Normal Value
Value

Normal P-Plot: Ln_DOM0_ALL_C_NI
Ln_DOM0_ALL_C_NI: =Log(DOM0_ALL_C_NI)
Expected Normal Value
Value

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War Springs Inferred Mineral Resource Declaration	58

Variography

Variograms are a useful tool to investigate the spatial relationships of samples. Variograms for metal content (3E (g/t), Ni%, Cu% and Width) were modelled. The log variogram and downhole variograms are used to assist in establishing the expected structures, ranges and nugget effect for the untransformed values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging.

No anisotropy was found and therefore all variograms were modelled as omni-directional. Table 11 summarises the variogram model parameters for the different reefs.

Table 11: Variogram Parameters

Reef	Parameter	Nugget percentage	Sill 1	Range1	Range2	Range3	Sill 2	Range 1	Range 2	Range 3
B	CMPT	32	70	100	100	100	100	262	262	262
C	CMPT	41	77	211	211	211	100	393	393	393
B	CMPD	41	78	108	108	1	100	331	331	1
C	CMPD	37	80	105	105	105	100	251	251	251
B	CMAU	46	72	102	102	1	100	312	312	1
C	CMAU	42	81	105	105	105	100	249	249	249
B	CMPGE	45	71	222	222	222	100	507	507	507
C	CMPGE	42	77	105	105	105	100	255	255	255
B	NI	40	75	125	125	125	100	295	295	295
C	NI	42	77	130	130	130	100	313	313	313
B	CU	35	73	136	136	136	100	307	307	307
C	CU	43	72	123	123	123	100	294	294	294
B	CW	48	73	125	125	1	100	300	300	1
C	CW	10	75	125	125	1	100	332	332	332

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War Springs Inferred Mineral Resource Declaration	59

The average range of expected grade continuity for the first structure is 130m and the second structure 314m with an average nugget of 40% of the sill or population variance. It is expected that these ranges will be different as more data becomes available.

Grade Estimation

The full reef composite values (3E (g/t), Ni% and Cu %) and channel width (cm) were interpolated into a 2D block model. Both Simple Kriging (“SK”) and Ordinary Kriging (“OK”) techniques were used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

Detailed checks were done to validate kriging outputs including input data, kriged estimate and efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 400m x 400m blocks have been selected to calculate the local mean value for each block in respective domains. A minimum of 12 samples were required for a 400m x 400m block to be assigned a local mean value otherwise a domain global mean is assigned. All the blocks used a global domain mean in the SK process. The following parameters were used in the kriging process:

1.	Full reef composite data – Pt (cm.g/t), Pd (cm.g/t), Au(cm.g/t), 3E (g/t), Ni%, Cu% and channel width (cm)

2.	100m x 100m x 1m block size

3.	Discretisation 5 x 5 x 15 for each 100m x 100m x 1m block

4.	First search volume – 400m

a.	Minimum number of samples 2

b.	Maximum number of samples 40

5.	Interpolation methods – simple kriging and ordinary kriging

6.	Local and domain global mean values used in the simple kriging process.

Table 10 show the interpolated Pt (cm.g/t), Pd (cm.g/t), Au (cm.g/t), 3E (cm.g/t), Ni%, Cu%, and channel width plots for the respective reefs.

Post Processing

During the early stages of a project, the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMU’s or of much larger block units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Therefore some form of post-processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available, preliminary post-processed analysis has been done.

A selective mining unit (SMU) of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

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War Springs Inferred Mineral Resource Declaration	60

Within the parent blocks of 100m x 100m x 50m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMU’s within the large parent blocks – 100m x 100m x 1m (See Assibey-Bonsu and Krige, 1999). This technique for postprocessing has been used based on the observed lognormal distribution of the underlying 3E (g/t) values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis). For each parent block the grade, tonnage and metal concentrations above respective cut-offs (on the basis of the SMU’s) were translated into parcels to be used for economic consideration.

Grade tonnage curves were therefore calculated for each parent block. The following 3E (cm.g/t) cut-offs were considered:

  100, 200, 300, 400, 500 and 600.

A Specific Gravity (“SG”) of 3.2 was used for all the reef zones to calculate tonnages.

Resource Classification

The Mineral Resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

1.	Sampling – Quality Assurance / Quality Control
	a.	Measured : high confidence, no problem areas
	b.	Indicated: high confidence, some problem areas with low risk
	c.	Inferred: some aspects might be of medium to high risk
2.	Geological Confidence
	a.	Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.
	b.	Indicated : Good understanding of geological relationships
	c.	Inferred : geological continuity not established
3.	Number of samples used to estimate a specific block
	a.	Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.
	b.	Indicated : at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples
	c.	Inferred : less than 3 borehole within the semi-variogram range
4.	Kriged variance
	a.	This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5.	Distance to sample (semi-variogram range)
	a.	Measured : at least within 60% of semi – variogram range
	b.	Indicated : within semi-variogram range
	c.	Inferred : further than semi-variogram range
6.	Lower Confidence Limit (blocks)
	a.	Measured : < 20% from mean (80% confidence)
	b.	Indicated : 20% – 40% from mean (80% – 60% confidence)

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War Springs Inferred Mineral Resource Declaration	61

	c.	Inferred : more than 40% (less than 60% confidence)
7.	Kriging Efficiency
	a.	Measured : > 40%
	b.	Indicated : 20 – 40%
	c.	Inferred : <20%
8.	Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)
	a.	<10% deviation from the mean – measured resource
	b.	10 – 20% deviation from the mean - indicated resource
	c.	>20% deviation from the mean - inferred resource

Using the above criteria the B and C Reefs in the delineated project area are classified as Inferred Mineral Resources.

Item 19 (g) Potential Impact of the Resource/Reserve Declaration in terms of Modifying Factors

The intention of the report is to produce an Inferred Resource only. The confidence level is very low and thus the appropriate warning is hereby issued.

In this report, assumptions made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research available, to be favourable.

Item 19 (h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the “flow of ore” parameters.

Item 19 (i) Rules Applicable to the Reserve and Resource Declaration (NI 43-101)

In terms of which this report is issued, only the inferred resources can be used. The specific 43-101 regulations pertaining to this declaration are as specified in Item 4.

Item 19 (j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration

Refer to Appendix 1.

Item 19 (k) Metal Splits for the Multi-element Precious Metal Declaration

Refer to Appendix 1.

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War Springs Inferred Mineral Resource Declaration	62

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

Mineral Laws of the Republic of South Africa

The Republic of South Africa is currently revising its mineral laws and legislation. The new legislation was brought into effect in May 2004. The effect on the South African minerals industry and especially for the exploration sector, particularly to minerals ownership and mining title is profound. These changes have the effect of bringing mineral rights ownership more in line with international norms. They require detailed explanation. The primary objective of the reforms has been to convert the ownership of mineral rights to the State. Exploration in South Africa has been hugely hamstrung by an archaic system of private mineral rights ownership, where the ownership of the mineral rights could be separated from the ownership to the surface rights. This has allowed the sterilisation of ground by subdivisions, separations and retention of mineral rights in perpetuity by mining companies. These reforms also have the objective of expanding the opportunities for the historically disadvantaged peoples of South Africa and aims to allow them to acquire a direct benefit from the exploitation of the nation’s Mineral Resources.

The Mine Health and Safety Act of 1996 provide for protection of the health and safety of employees and other persons employed on mining operations. These Acts are administered by the Department of Minerals and Energy (DME).

Minerals Act No 50 of 1991

The main legislation currently pertaining to the mineral industry as far as the licensing of prospecting and mining activities is concerned is the Minerals Act No 50 of 1991.

This Act seeks to ensure that the State fulfils its responsibility towards the community in respect of the mineral industry, namely to regulate the prospecting and mining for minerals; and to regulate the orderly utilization and the rehabilitation of the surface of land during and after prospecting and mining operations. It also seeks to ensure security of tenure for mineral investors. In order for a mining company to conduct mineral exploration in South Africa the following are required:

  Ownership of the mineral rights, or alternatively, a prospecting contract or a mineral lease agreement concluded with the holder of the mineral rights. The prospecting contract or mineral lease agreement and the prospecting permit or mining authorisation are regarded by the mining industry as “rights” based on property law and the fact that it cannot be changed unilaterally is of significant importance to the mining industry as risk capital is involved.

  A prospecting permit, which is a “licence” to conduct prospecting and general exploration, or a mining authorisation, which is a “licence” to mine the deposit, both of which are issued by the DME

  An Environmental Management Programme (EMP) which must also be approved by the DME. The EMP spells out the obligation of the prospector or exploiter with respect to the environment and it recognises the fact that the management of the environment does not remain static during prospecting or mining operations, but that these operations need to be assessed on an ongoing basis in order to limit any damage to the environment which may be caused by prospecting or mining operations. The filing of an EMP is generally done at the same time as the filing of the application for a Prospecting Permit. No activities may commence before approval of the EMP, even if a permit or authorisation has been issued.

Vision Statement by South African Government

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War Springs Inferred Mineral Resource Declaration	63

“All the actions and commitments set out below are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa’s people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa.”

Objectives of the New Legislation

  Promote equitable access to the nation's Mineral Resources to all the people of South Africa;

  Substantially and meaningfully expand opportunities for Historically Disadvantaged South Africans (HDSA), including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;

  Utilise the existing skills base for the empowerment of HDSA's;

  Expand the skills base of HDSA's in order to serve the community;

  Promote employment and advance the social and economic welfare of mining communities and the major labour sending areas; and

  Promote beneficiation of South Africa's mineral commodities.

Highlights of Mineral and Petroleum Resources Development Act

  The new law transfers mineral rights from private to state custodianship and provides for an as yet unspecified royalty on mining operations;

  To achieve 15 percent HDSA ownership of the mining industry assets in 5 years and 26 percent HDSA ownership in 10 years;

  Companies must undertake to report on an annual basis their progress towards achieving their commitments;

  Mining companies must apply to transfer old order rights into new order mining rights, a process through which government will identify opportunities for HDSA companies. The Act obliges mining companies to apply for the conversion of their mining licences in five years; exploration permits have two years.

  A scorecard approach will be introduced to help government evaluate new license applications (refer to Item 20.2.4);

  Companies undertake to offer every employee the opportunity to become functionally literate and numerate by the year 2005;

  Companies agree to spell out their plans for employment equity at the management level. The stakeholders aspire to a baseline of 40 percent HDSA participation in management within 5 years;

  Stakeholders undertake to give HDSA’s a preferred supplier status, where possible, in all three levels of procurement: capital goods, services and consumables;

  Mining companies agree to identify their current levels of beneficiation and indicate to what extent they can grow the baseline level of beneficiation;

  The industry agrees to assist HDSA companies in securing finance to fund participation in an amount of R100 billion within the first 5-years.

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War Springs Inferred Mineral Resource Declaration	64
  Mining and exploration companies must be financially and technically competent.

The Mining Charter Scorecard

The scorecard is a mechanism that will be used to assess goals and progress on implementing transformation of the mining sector. This is designed to bring more flexibility in achieving the overall goals of the legislation. Under this new proposal, the details of which have not yet been finalized, mining companies can get credit for non- equity investments such as procurement, employment equity, training, beneficiation and worker saving plans. This means that control percentages do not necessarily need to be measured in terms of equity stakes alone.

Mineral and Petroleum Royalty Bill

Another bill that was scheduled to be to be passed in 2003 was the Mineral and Petroleum Royalty Bill, also referred to as the "Money Bill" . This was to include details such as what the royalty levels will be and whether a royalty would be levied against existing mining companies immediately or at some later date. It is currently subject to debate between the DME, the Department of Finance and Industry. The Royalty Bill is expected to be passed during 2005, but will only come into effect in 2009 to 2010.

Other Significant Legislation

Other significant South African legislation pertaining to mining is the Geoscience Act No 100 of 1993 that established a Council for Geoscience. The Councils purpose will be to which would provide for the promotion of research and the extension of knowledge in the field of geoscience.

The Council for Geoscience (CGS) is one of the National Science Councils of South Africa and is the legal successor of the Geological Survey of South Africa, which was formed in 1912 by the amalgamation of 3 former Surveys.

The South African Council for Natural Scientific Professions was established by the Natural Scientific Professions Act, 1993 (Act 106 of 1993). Geologists registered by SACNASP can be considered as a "qualified person" under National Instrument 43-101.

Other Legal Issues

No material outstanding legal matters were brought to the author's attention with respect to the PTM (RSA) exploration properties covered in this report other than as reported elsewhere.

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War Springs Inferred Mineral Resource Declaration	65

ITEM 21: INTERPRETATION AND CONCLUSIONS

The BC is the World’s largest layered mafic-ultramafic intrusive body and contains three main PGM rich reefs or horizons, the Merensky, UG2 Reefs and the Platreef. The Merensky and UG2 PGE reefs represent thin disseminated sulphide concentrations associated with cyclic layering in a complex cumulate sequence (Barnes 1999) and show remarkable continuity along strike and to depth. The vast majority of the production from these reefs is by underground mining from the Western and Eastern Sectors of the BIC.

The Platreef represents a different form of mineralisation (marginal Ni-Cu-PGE mineralisation) unique to the Northern Lobe of the Bushveld. It possibly represents a zone where the stratigraphic position of the Merensky Reef onlaps onto the intrusion floor (Barnes 1999). The Platreef is a vast resource of open pittable material and represents a significant component (about a third) of the current published Bushveld resource. Thick strataform disseminated sulphide concentrations, such as in the Uitkomst Complex, the Great Dyke and elsewhere; may represent additional exploration targets within the BIC.

Drilling by PTM (RSA) confirmed historical reports that PTM (RSA)’s properties are underlain by favourable geology. In addition to this, recent exploration success on adjacent properties to War Springs indicates that this property has significant potential to host a PGM deposit of the “Platreef style” of mineralisation.

Geological mapping by the South African Geological Survey has indicated the War Springs Property to be in part underlain by Rustenburg Layered Suite rocks of the BIC, including potentially rocks of the Critical Zone. The primary exploration target on the property is Platreef PGM mineralisation on a 5.2 kilometre strike length of BC basement contact indicated on the property by previous mapping (Geological Survey).

PTM (RSA) appointed Global Geo Services (Pty) Ltd as an independent geological consultant to provide a preliminary resource calculation for the War Springs property. The results of the resource calculation performed during September 2006 has an Inferred Resource of 50.8Mt at an average grade of 1.01g/t 3E and thus a metal content of 1.65Moz for the B and C Reefs combined (optimized at a break-even GMV cutoff). The total Ni and Cu metal content for the two reefs combined is 69,203 tonnes Ni and 59,060 tonnes Cu.

The zone of economic interest on War Springs (Oorlogsfontein 45KS) was initially identified by surface geological mapping, soil geochemical sampling and aeromagnetic data interpretation techniques. This ~500m wide zone immediately down-dip of the footwall contact on Oorlogsfontein 45KS was traced from the Grass Valley area in the south further north onto War Springs by its distinctive linear aeromagnetic signature, which are correlated with the Critical Zone lithologies in this part of the northern limb.

The top reef contact of this zone was further constrained by the discovery of prominent mottled anorthosite outcrop exposed immediately eastwards of large exposures of Main Zone norite and gabbronorite on War Springs. Mottled anorthosite is known to form the top of the Platreef north of Mokopane (Schürmann, 2004; Chunnett et al., 2004).

Exploration drilling within the zone of economic interest identified three mineralised zones (A ; B and C Reefs). The C Reef occurs towards the top of the “Critical Zone/Platreef” and is characterised by mineralised (predominantly) anorthositic lithologies. The B Reef occurs towards the central portion of the package and is characterised by mineralised predominantly pyroxenitic (ultramafic) lithologies. The A Reef is characterised by feldspathic pyroxenite with mineralised chromitite or chromite-rich lithologies. Noritic lithologies dominate in the areas between the mineralised reefs.

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War Springs Inferred Mineral Resource Declaration	66

It was furthermore possible to correlate and constrain the lithological package as well as the mineralised reef zones along a strike distance of at least 2.3km. XRF geochemical data verified the geochemical affinity of the mineralised ultramafic rocks with that of the “Critical Zone/Platreef”. Unfortunately no geochemical discrimination parameter exists as yet to distinguish between the Platreef and the Critical Zone rocks of the northern limb of the BIC. The noritic and anorthositic lithologies towards the top of the intersected package exhibit chemical affinities comparable with that of the Main Zone.

Based on the thicknesses and variation in lithologies the basal part of the succession intersected on War Springs is more characteristic of the Critical Zone. Furthermore, the linear mostly undisturbed nature of the aeromagnetic units on War Springs is characteristic of the Critical Zone in the southern sector of the Northern Limb (Campbell, 2004). The presence of a continuous chromitite band found in all boreholes drilled through the footwall contact further strengthens the Critical Zone analogy.

ITEM 22: RECOMMENDATIONS

Further exploration work is not currently planned at War Springs in the 2008 financial year, due to PTM’s commitment to the WBJV Project 1 Resource. In order to increase the confidence of the Mineral Resource at War Springs, a close-spaced drilling project would need to be initiated.

ITEM 23: REFERENCES

Assibey-Bonsu W. and Krige D.G (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Buchanan, D.L., Nolan, J., Suddaby, P., Rouse, J.E., Viljoen, M.J., and Davenport,J.W.J., 1981, The genesis of sulfide mineralisation in a portion of the Potgietersrus Limb of the Bushveld Complex: Economic Geology., v. 76, p 568-579.

Cawthorn, R.C., Barton, J.M., Jr., and Viljoen, M.J., 1985, Interaction of floor rocks with the Platreef on Overysel, Potgietersrus, northern Transvaal: Economic Geology.,v. 80, p. 988-1006.

Campbell, G. and Johnson, S. 2004. Interpretation of high resolution aeromagnetic survey data over the War Springs prospect area, Potgietersrus south locality, Northern Province. Gap Geophysics report, JHB. 22pp.

Ehlers, D.L. and du Toit, M.C., 2002, Explanation of the Nylstroom Metalogenic Map Sheet 2428, Scale 1:250 000, Council for Geoscience.

Gain, S.B., and Mostert, A.B., 1982, The geological setting of the platinoid and base metal sulfide mineralisation in the Platreef of the Bushveld Complex on Drenthe, north of Potgietersrus: Economic Geology., v.77, p 1395-1404.

Grobler, D.F., 2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Hulbert, L.J. 1983. A Petrological investigation of the Rustenburg layered suite and associated mineralisation south of Potgietersrus. Ph.D. thesis, Pretoria University, 511pp (unpubl.).

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Hulbert, L. J. and Von Gruenewaldt, G, 1985, Economic Geology, No 4, Volume 80, pp 872-895

Kinnaird, J.A. 2004. An Overview of the Platreef. Geoscience Africa, Platreef Workshop – Mokopane 16-19 July 2004.

Sawkins, F.J. 1984. Metal Deposits in Relation to Plate Tectonics. Springer-Verlag, New York, 325pp.

Van der Merwe, M.J., 1976, The geology of the Basic and Ultramafic rocks of the Potgietersrus limb of the Bushveld Complex: Unpubl. PhD. Thesis, University of the Witwatersrand, 176pp.

Van der Merwe, M.J., 1978, The layered sequence of the Potgietersrus limb of the Bushveld Complex: Economic Geology v. 71, p 1337-1351.

Vermaak, C.F. and Van der Merwe, M.J., 1999, The platinum mines and deposits of the Bushveld Complex, South Africa" . Council for Mineral Technology, Randburg,118p.

Visser, W.J.,2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Visser, W.J. 2005, Technical Report on the Tweespalk, War Springs (Oorlogsfontein), Northern Limb Platinum Properties, PTM (RSA) (Pty) Limited.

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ITEM 24: DATE AND SIGNATURES PAGE

This report titled “Revised Inferred Mineral Resource Declaration, War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” prepared for Platinum Group Metals, was prepared and signed by the following author:-

Yours faithfully,

CJ MULLER
B.Sc (Hons) Geol.
Pr. Sci. Nat., MGSSA
DIRECTOR

Signed on this 18 day of June in the year 2009.

Effective Date of Report:	18 June 2009

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ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

There is nothing to report for this Item in this early stage of exploration.

ITEM 26: ILLUSTRATIONS

Illustrations have been included in the Report for ease of reference.

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Appendix 1: Detailed Mineralised Intersections

OORLOGSFONTEIN MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %	Summary of notable value intersections		
ORL1	64.00	65.00	1.00	Mottled Anorthosite	C3074	0.12	0.72	0.02	**0.86**	30	132	0.01	337	0.03	**0.05**			
ORL1	65.00	66.00	1.00	Mottled Anorthosite	C2076	0.14	0.77	0.00	**0.91**	30	10	0.00	162	0.02	**0.02**			
ORL1	66.00	67.00	1.00	Mottled Anorthosite	C2077	0.02	0.06	0.00	**0.08**	30	16	0.00	145	0.01	**0.02**			
ORL1	67.00	68.00	1.00	Mottled Anorthosite	C2078	0.08	0.36	0.03	**0.47**	40	432	0.04	773	0.08	**0.12**	Total Unit	0.70	g/t 2PGE + Au over 6.00 metres
ORL1	68.00	69.00	1.00	Norite	C3079	0.23	0.83	0.12	**1.18**	50	70	0.01	179	0.02	**0.02**	Total Unit	0.06	Ni+Cu% over 6.00 metres
			5.00			0.12	0.55	0.03	**0.70**	36	132	0.01	323	0.03	**0.046**			
ORL1	600	601	1.00	Pyroxenite	I3019	0.22	0.36	0.02	**0.61**	2257	971	0.10	1511	0.15	**0.25**			
ORL1	601	602	1.00	Leuco Norite	I3020	0.32	0.73	0.10	**1.16**	167	2622	0.26	2767	0.28	**0.54**			
ORL1	602	603	1.00	Leuco Norite	I3021	0.38	0.89	0.14	**1.40**	198	3038	0.30	3502	0.35	**0.65**			
ORL1	603	604	1.00	Leuco Norite	I3022	0.12	0.28	0.06	**0.43**	221	1173	0.12	1144	0.11	**0.23**			
ORL1	604	605	1.00	Leuco Norite	I3024	0.11	0.19	0.06	**0.37**	169	467	0.05	519	0.05	**0.10**			
ORL1	605	606	1.00	Leuco Norite	I3025	0.10	0.15	0.03	**0.27**	177	535	0.05	637	0.06	**0.12**			
ORL1	606	607	1.00	Leuco Norite	I3026	0.44	1.08	0.15	**1.66**	182	3345	0.33	3844	0.38	**0.72**			
ORL1	607	608	1.00	Leuco Norite	I3027	0.39	0.92	0.12	**1.43**	142	3492	0.35	2774	0.38	**0.73**			
ORL1	608	609	1.00	Leuco Norite	I3028	0.04	0.09	0.01	**0.14**	133	586	0.05	486	0.05	**0.10**	Total Unit	1.16	g/t 2PGE + Au over 10.00 metres
ORL1	609	610	1.00	Leuco Norite	I3029	1.15	2.72	0.24	**4.11**	379	6854	0.67	10119	1.01	**1.68**	Total Unit	0.51	Ni+Cu% over 10.00 metres
			10.00			0.33	0.74	0.09	**1.16**	400.50	2285	0.23	2830	0.28	**0.51**			
ORL2	145.00	146.00	1.00	Norite	C2688	0.28	0.25	0.03	**0.56**	10016	436	0.04	662	0.07	**0.11**	Total Unit	0.56	g/t 2PGE + Auover 1.00 meter
			1.00													Total Unit	0.11	Ni+Cu% over 1.00 meter
ORL3	69.0	70.0	1.00	Mottled Anorthosite	C2844	0.38	1.85	0.13	**2.36**	60	1198	0.12	1185	0.12	**0.24**			
ORL3	70.0	71.0	1.00	Mottled Anorthosite	C2845	0.63	3.05	0.27	**3.96**	114	1917	0.19	2234	0.22	**0.42**		3.06	
ORL3	71.0	72.0	1.00	Mottled Anorthosite	C2847	0.17	0.71	0.06	**0.93**	124	530	0.05	667	0.07	**0.12**			
ORL3	72.0	73.0	1.00	Mottled Anorthosite	C2848	0.28	1.27	0.10	**1.62**	255	908	0.10	870	0.09	**0.18**			
ORL3	73.0	74.0	1.00	Mottled Anorthosite	C3849	0.96	5.12	0.33	**6.41**	209	1655	0.17	3204	0.32	**0.49**			
ORL3	74.0	75.0	1.00	Mottled Anorthosite	C2851	0.09	0.36	0.03	**0.48**	110	310	0.03	338	0.03	**0.06**	Total Unit	2.36	g/t 2PGE + Au over 7.00 metres
ORL3	75.0	76.0	1.00	Norite	C2852	0.12	0.57	0.03	**0.72**	102	326	0.03	448	0.04	**0.09**	Total Unit	0.23	Ni+Cu% over 7.00 metres
			7.00			0.37	1.85	0.14	**2.36**	140	987	0.10	1279	0.13	**0.23**			
ORL3	326.9	327.0	1.00	Norite	X2083	0.20	0.43	0.08	**0.71**	622	1405	0.15	1967	0.20	**0.35**			
ORL3	327.9	328.0	1.00	Norite	X2084	0.58	**1.14**	0.18	**1.90**	736	3420	0.34	4298	0.43	**0.77**			
ORL3	328.9	329.0	1.00	Norite	X2086	0.82	**1.57**	0.25	**2.64**	586	4391	0.44	5357	0.54	**0.97**			
ORL3	329.0	330.0	1.00	Norite	X2087	0.89	**1.32**	0.20	**2.10**	618	3868	0.39	4801	0.48	**0.87**	Total Unit	1.71	g/t 2PGE + Au over 5.00 metres
ORL3	330.0	331.0	1.00	Norite	X2088	0.34	**0.67**	0.10	**1.10**	804	1799	0.18	2466	0.25	**0.43**	Total Unit	0.68	Ni+Cu% over 5.00 metres
			5.00			0.53	1.03	0.18	**1.71**	669	2991	0.30	3768	0.38	**0.68**			
ORL4	64.0	65.0	1.00	Mottled Anorthosite	F4004	0.55	2.91	0.21	**3.67**	33	1511	0.15	1577	0.16	**0.31**	Total Unit	3.67	2PGE + Au over 1.00 meter
			1.00													Total Unit	0.31	Ni+Cu% over 1.00 meter
ORL4	70.0	71.0	1.00	Mottled Anorthosite	F4011	0.22	1.28	0.09	**1.59**	101	770	0.08	822	0.08	**0.16**			
ORL4	71.0	72.0	1.00	Mottled Anorthosite	F4012	0.29	3.90	0.72	**4.92**	67	2184	0.22	2194	0.22	**0.44**			
ORL4	72.0	73.0	1.00	Mottled Anorthosite	F4014	0.21	1.09	0.09	**1.39**	92	1030	0.10	1124	0.11	**0.22**	Total Unit	2.76	2PGE + Au over 4.00 metres
ORL4	73.0	74.0	1.00	Mottled Anorthosite	F4015	0.25	2.75	0.15	**3.16**	86	1031	0.10	1165	0.12	**0.22**	Total Unit	0.26	Ni+Cu% over 4.00 metres
			4.00			0.34	2.25	0.26	**2.76**	92	1255	0.13	1326	0.13	**0.26**			
																Total Unit	1.10	2PGE + Au over 1.00 meter
ORL4	221.9	222.0	1.00	Mela-Norite	F4023	0.25	0.78	0.08	**1.10**	385	1433	0.14	1761	0.18	**0.32**	Total Unit	0.32	Ni+Cu% over 1.00 meter
			1.00															
ORL4	390.9	391.0	1.00	Feldspathic Pyroxenite	F4060	0.17	0.34	0.04	**0.55**	1934	640	0.06	1542	0.15	**0.22**			
ORL4	391.9	392.0	1.00	Feldspathic Pyroxenite	F4061	0.41	0.93	0.13	**1.46**	364	2574	0.26	3020	0.30	**0.56**			
ORL4	392.9	393.0	1.00	Mela-Norite	F4063	0.64	1.51	0.21	**2.36**	346	4503	0.45	4855	0.49	**0.94**			
ORL4	393.9	394.0	1.00	Mela- Norite	F4064	0.76	1.80	0.27	**2.83**	488	5234	0.52	5894	0.59	**1.11**			
ORL4	394.9	395.0	1.00	Mela-Norite	F4065	0.74	1.81	0.23	**2.78**	354	5195	0.52	5505	0.56	**1.08**			
ORL4	395.9	396.0	1.00	Mela- Norite	F4066	1.19	2.20	0.32	**3.71**	409	5798	0.58	6011	0.60	**1.18**			
ORL4	396.9	397.0	1.00	Mela- Norite	F4067	0.52	1.32	0.19	**2.04**	740	3882	0.39	4057	0.41	**0.79**			
ORL4	397.9	398.17	1.17	Mela- Norite	F4060	0.53	1.23	0.17	**1.93**	825	3639	0.36	3712	0.37	**0.74**	Total Unit	1.99	2PGE + Au over 9.00 metres
ORL4	398.17	399.0	0.83	Norite Minor	F4070	0.07	0.18	0.02	**0.26**	438	532	0.05	706	0.07	**0.12**	Total Unit	0.76	Ni+Cu% over 5.00 metres
			9.00			0.56	1.26	0.18	**1.99**	656	3556	0.36	3953	0.39	**0.75**

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	71

OORLOGSFONTEIN MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %	Summary of notable value intersections		
ORL4	602	603	1	Mela Norite	I3217	0.25	0.13	0.01	**0.39**	24068	175	0.02	444	0.04	**0.06**			
ORL4	603	604	1	Mela Norite	I3218	0.19	0.15	0.02	**0.36**	11243	388	0.04	468	0.05	**0.09**			
ORL4	604	605	1	Mela Norite	I3219	0.07	0.08	0.01	**0.15**	3604	125	0.01	291	0.03	**0.04**	included	**2.10**	**g/t over 1m 2PGE + Au**
ORL4	605	606	1	Mela Norite	I3220	0.11	0.04	0.00	**0.15**	9532	84	0.01	287	0.03	**0.04**	Total Unit	**0.63**	**g/t 2PGE +Au over 5.00 metres**
ORL4	606	607	1	Mela Norite	I3222	0.88	1.11	0.11	**2.10**	40930	1097	0.11	1074	0.20	**0.31**	Total Unit	**0.11**	**Ni+Cu/% over 5.00 metres**
			5			0.30	0.30	0.03	**0.63**	17755	370	0.04	698	0.07	**0.11**			
ORL5	90.0	91.0	1.00	Mottled Anorthosite	E4101	0.18	0.95	0.07	**1.20**	116	351	0.04	530	0.05	**0.09**			
ORL5	91.0	92.0	1.00	Mottled Anorthosite	E4102	0.10	0.34	0.01	**0.45**	72	50	0.01	138	0.01	**0.02**			
ORL5	92.0	93.0	1.00	Mottled Anorthosite	E4103	0.09	0.44	0.01	**0.53**	88	71	0.01	156	0.02	**0.02**			
ORL5	93.0	94.0	1.00	Mottled Anorthosite	E4104	0.06	0.04	0.00	**0.10**	50	28	0.00	87	0.01	**0.01**			
ORL5	94.0	95.2	1.20	Mottled Anorthosite	E4105	0.03	0.07	0.00	**0.10**	109	60	0.01	182	0.02	**0.02**			
ORL5	95.2	96.5	1.30	Mela-Norite	E4107	0.11	0.44	0.04	**0.59**	134	257	0.03	382	0.04	**0.06**		**0.97**	
ORL5	96.5	97.5	1.00	Mottled Anorthosite	E4108	0.09	0.35	0.04	**0.48**	163	216	0.02	295	0.03	**0.05**			
ORL5	97.5	98.0	0.50	Norite Fault Breccia	E4109	0.21	0.64	0.08	**0.94**	83	152	0.02	151	0.02	**0.03**			
ORL5	98.0	99.0	1.00	Norite Fault Breccia	E4110	0.10	0.43	0.01	**0.54**	118	211	0.02	207	0.02	**0.04**			
ORL5	99.0	100.0	1.00	Norite Fault Breccia	E4111	0.02	0.06	0.01	**0.08**	298	126	0.01	284	0.03	**0.04**			
ORL5	100.0	101.0	1.00	Norite Fault Breccia	E4113	0.08	0.33	0.03	**0.44**	61	178	0.02	239	0.02	**0.04**	Total Unit	**0.77**	**g/t 2PGE+Au over 12.00 metres**
ORL5	101.0	102.0	1.00	Norite Fault Breccia	E4114	0.65	2.87	0.23	**3.75**	64	1269	0.13	1530	0.15	**0.28**	Total Unit	**0.06**	**Ni+Cu/% over 12.00 metres**
			12.00			0.14	0.58	0.04	**0.77**	114	247	0.02	348	0.03	**0.06**			
ORL5	107.0	108.0	1.00	Norite/Pyroxenite Blobs	E4121	0.09	0.45	0.03	**0.56**	201	189	0.02	403	0.04	**0.06**			
ORL5	108.0	109.0	1.00	Norite/Pyroxenite Blobs	E4122	0.54	2.59	0.18	**3.31**	234	931	0.09	1475	0.15	**0.24**			
ORL5	109.0	110.0	1.00	Norite/Pyroxenite Blobs	E4123	0.06	0.23	0.02	**0.30**	215	122	0.01	273	0.03	**0.04**		**0.89**	
ORL5	110.0	111.0	1.00	Norite/Pyroxenite Blobs	E4125	0.01	0.02	0.01	**0.05**	185	66	0.01	206	0.02	**0.03**			
ORL5	111.0	112.0	1.00	Norite/Pyroxenite Blobs	E4126	0.04	0.19	0.02	**0.24**	164	78	0.01	187	0.02	**0.03**			
ORL5	112.0	113.0	1.00	Norite/Pyroxenite Blobs	E4127	0.05	0.24	0.02	**0.31**	249	166	0.02	327	0.03	**0.05**			
ORL5	113.0	114.0	1.00	Norite/Pyroxenite Blobs	E4128	0.11	0.52	0.05	**0.68**	304	253	0.03	432	0.04	**0.07**			
ORL5	114.0	115.0	1.00	Norite/Pyroxenite Blobs	E4129	0.03	0.20	0.03	**0.26**	187	122	0.01	298	0.03	**0.04**	Total Unit	**0.65**	**g/t 2PGE +Au over 9.00 metres**
ORL5	115.0	116.0	1.00	Norite/Pyroxenite Blobs	E4131	0.03	0.12	0.02	**0.17**	208	126	0.01	349	0.02	**0.04**	Total Unit	**0.07**	**Ni+Cu/% over 9.00 metres**
			9.00			0.10	0.51	0.04	**0.65**	216	227	0.02	428	0.04	**0.07**			
ORL5	158	159	1.00	FPx/Mela Norite	E4163	0.15	0.73	0.09	**0.96**	331	1111	0.11	980	0.10	**0.21**			
ORL5	159	160	1.00	FPx/Mela Norite	E4164	0.03	0.18	0.02	**0.23**	220	323	0.03	476	0.05	**0.08**			
ORL5	160	161	1.00	FPx/Mela Norite	E4165	0.02	0.08	0.01	**0.11**	323	191	0.02	263	0.03	**0.05**		**1.20**	
ORL5	161	162	1.00	FPx/Mela Norite	E4166	0.09	0.49	0.04	**0.62**	209	515	0.05	698	0.07	**0.12**			
ORL5	162	163	1.00	FPx/Mela Norite	E4167	0.05	0.19	0.02	**0.26**	244	304	0.03	429	0.04	**0.07**			
ORL5	163	164	1.00	FPx/Mela Norite	E4168	0.57	2.69	0.19	**3.45**	249	1162	0.12	2049	0.20	**0.32**			
ORL5	164	165	1.00	Norite	E4190	0.17	0.73	0.05	**0.95**	252	462	0.05	743	0.07	**0.12**	Total Unit	**0.91**	**g/t 2PGE +Au over 8.00 metres**
ORL5	165	166	1.00	Norite	E4191	0.12	0.54	0.04	**0.70**	266	399	0.03	564	0.06	**0.09**	Total Unit	**0.13**	**Ni+Cu/% over 8.00 metres**
			8.00			0.15	0.70	0.06	**0.91**	287	559	0.05	775	0.08	**0.13**			
ORL5	377	378	1	Norite	E4843	0.26	0.54	0.09	**0.89**	633	1752	0.18	2421	0.24	**0.42**			
ORL5	378	379	1	Norite	E4844	0.20	0.48	0.09	**0.76**	733	2360	0.24	2497	0.25	**0.49**			
ORL5	379	380	1	Norite	E4845	0.12	0.35	0.05	**0.52**	429	1095	0.11	1457	0.15	**0.26**	Total Unit	**0.60**	**g/t 2PGE +Au over 4.00 metres**
ORL5	380	381	1	Norite	E4846	0.06	0.14	0.02	**0.22**	418	580	0.06	723	0.07	**0.13**	Total Unit	**0.32**	**Ni+Cu/% over 4.00 metres**
			4			0.16	0.38	0.06	**0.60**	603	1447	0.14	1775	0.18	**0.32**			
ORL5	596	597	1.00	Mela Norite	D2703	0.75	0.19	0.04	**0.97**	77579	217	0.02	687	0.07	**0.09**			
ORL5	597	598	1.00	Mela Norite	D2704	0.71	0.94	0.43	**2.07**	38511	1613	0.16	2648	0.26	**0.43**			
ORL5	598	599	1.00	Mela Norite	D2705	0.42	0.75	0.07	**1.25**	14659	473	0.05	951	0.10	**0.14**	included	**1.43**	**g/t over 3m 2PGE + Au**
ORL5	599	600	1.00	Mela Norite	D2706	0.03	0.06	0.01	**0.10**	1298	103	0.01	329	0.03	**0.04**	Total Unit	**0.97**	**g/t 2PGE +Au over 5.00 metres**
ORL5	600	601	1.00	Mela Norite	D2708	0.09	0.32	0.03	**0.43**	796	459	0.05	944	0.09	**0.14**	Total Unit	**0.17**	**Ni+Cu/% over 5.00 metres**
			5.00			0.40	0.45	0.12	**0.97**	26569	573	0.06	1108	0.11	**0.17**

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	72

OORLOGSFONTEIN MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %	Summary of notable value intersections		
ORL6	42	43	1	Norite	X2443	0.11	0.16	0.03	**0.30**	504	584	0.06	696	0.07	**0.13**			
ORL6	43	44	1	Feldspathic Pyroxenite	X2445	0.08	0.15	0.04	**0.27**	393	822	0.08	900	0.09	**0.17**			
ORL6	44	45	1	Feldspathic Pyroxenite	X2446	0.17	0.37	0.07	**0.61**	398	1850	0.19	2030	0.20	**0.39**			
ORL6	45	46	1	Feldspathic Pyroxenite	X2447	0.38	0.83	0.14	**1.33**	403	3634	0.36	3459	0.35	**0.71**			
ORL6	46	47	1	Norite	X2448	0.34	0.96	0.14	**1.44**	478	4104	0.42	4898	0.49	**0.91**			
ORL6	47	48	1	Norite	X2449	0.09	0.15	0.02	**0.26**	505	711	0.07	804	0.08	**0.15**	included	1.12	g/t over 3m 2PGE + Au
ORL6	48	49	1	Norite	X2451	0.11	0.24	0.04	**0.38**	503	1128	0.11	1157	0.12	**0.23**	Total Unit	0.63	g/t 2PGE +Au over 8.00 metres
ORL6	49	50	1	Norite	X2452	0.12	0.30	0.05	**0.47**	380	1261	0.13	1376	0.14	**0.27**	Total Unit	0.37	Ni+Cu% over 8.00 metres
			8			0.17	0.39	0.07	**0.63**	446	1772	0.18	1817	0.19	**0.37**			
ORL6	79	80	1	Norite	X2487	0.27	0.59	0.10	**0.96**	404	2543	0.25	2153	0.22	**0.47**	Total Unit	0.75	g/t 2PGE +Au over 2.00 metres
ORL6	80	81	1	Norite	X2488	0.17	0.32	0.05	**0.54**	447	1526	0.15	1400	0.14	**0.29**	Total Unit	0.38	Ni+Cu% over 2.00 metres
			2			0.22	0.45	0.08	**0.75**	425	2034	0.20	1777	0.18	**0.38**			
ORL6	305	306	1	Chr	X2756	0.42	0.73	0.05	**1.20**	42353	855	0.09	1387	0.14	**0.22**	included	1.20	g/t over 1m 2PGE + Au
ORL6	306	307	1	Norite	X2757	0.10	0.29	0.02	**0.41**	505	464	0.05	1225	0.12	**0.17**	Total Unit	0.80	g/t 2PGE +Au over 2.00 metres
			2			0.26	0.51	0.04	**0.80**	21429	660	0.07	1306	0.13	**0.20**	Total Unit	0.20	Ni+Cu% over 2.00 metres
ORL6	321	322	1	Norite	X2775	0.08	0.21	0.01	**0.32**	585	285	0.03	453	0.05	**0.07**	Total Unit	0.32	2PGE + Au over 1.00 meter
			1													Total Unit	0.07	Ni+Cu% over 1.00 meter
ORL7	209	210	1	Meta Norite	V2062	0.08	0.15	0.01	**0.23**	2963	77	0.01	474	0.05	**0.06**	Total Unit	0.63	g/t 2PGE +Au over 2.00 metres
ORL7	210	211	1	Meta Norite	V2063	0.14	0.78	0.12	**1.04**	3323	454	0.05	1421	0.14	**0.19**	Total Unit	0.12	Ni+Cu% over 2.00 metres
			2			0.10	0.47	0.06	**0.63**	3143	266	0.03	946	0.09	**0.12**			
ORL8	46	47	1	Norite	V2181	0.18	0.27	0.04	**0.49**	851	532	0.05	1099	0.11	**0.16**			
ORL8	47	48	1	Norite	V2182	0.22	0.43	0.05	**0.70**	154	699	0.07	1323	0.13	**0.20**	Total Unit	0.60	g/t 2PGE +Au over 2.00 metres
			2			0.20	0.35	0.04	**0.60**	853	616	0.06	1211	0.12	**0.18**	Total Unit	0.18	Ni+Cu% over 2.00 metres
ORL8	357	358	1	Meta Norite	V3491	0.20	0.66	0.04	**0.90**	559	509	0.06	1418	0.14	**0.20**	Total Unit	0.90	2PGE + Au over 1.00 meter
																Total Unit	0.20	Ni+Cu% over 1.00 meter
ORL9	91	92	1	Feldspathic Pyroxenite	V2670	0.18	0.17	0.01	**0.36**	1617	141	0.01	559	0.06	**0.07**			
ORL9	92	93	1	Feldspathic Pyroxenite	V2671	0.34	0.25	0.02	**0.60**	2021	204	0.02	681	0.07	**0.09**	Total Unit	0.42	g/t 2PGE +Au over 3.00 metres
ORL9	93	94	1	Feldspathic Pyroxenite	V2673	0.15	0.14	0.02	**0.31**	1713	219	0.02	562	0.06	**0.08**	Total Unit	0.08	Ni+Cu% over 3.00 metres
			3.00			0.22	0.19	0.01	**0.42**	1750	188	0.02	601	0.06	**0.08**			
ORL9	101	102	1	Feldspathic Pyroxenite	V2682	0.18	0.23	0.03	**0.41**	1282	449	0.04	970	0.10	**0.14**			
ORL9	102	103	1	Mottled Anorthosite	V2683	0.45	0.77	0.10	**1.31**	113	2208	0.22	2773	0.28	**0.50**			
ORL9	103	104	1	Mottled Anorthosite	V2684	0.35	0.39	0.06	**0.80**	246	1443	0.14	1582	0.16	**0.30**			
ORL9	104	105	1	Norite	V2686	0.08	0.17	0.03	**0.27**	333	761	0.08	882	0.09	**0.18**			
ORL9	105	106	1	Norite	V2687	0.05	0.09	0.01	**0.15**	328	361	0.04	445	0.04	**0.08**			
ORL9	106	107	1	Norite	V2688	0.09	0.18	0.04	**0.31**	331	567	0.06	742	0.07	**0.13**			
ORL9	107	108	1	Norite	V2689	0.11	0.25	0.04	**0.39**	342	1150	0.12	1383	0.14	**0.25**			
ORL9	108	109	1	Norite	V2690	0.03	0.04	0.01	**0.08**	320	228	0.02	321	0.03	**0.06**			
ORL9	109	110	1	Feldspathic Pyroxenite	V2692	0.45	1.09	0.15	**1.70**	305	4809	0.48	4663	0.47	**0.95**			
ORL9	110	111	1	Norite	V2693	0.14	0.30	0.04	**0.49**	328	1035	0.10	1267	0.13	**0.23**	Total Unit	0.58	g/t 2PGE +Au over 10.00 metres
			10			0.19	0.35	0.05	**0.58**	467	1301	0.13	1501	0.15	**0.28**	Total Unit	0.28	Ni+Cu% over 10.00 metres
ORL10	377	378	1	FPx/Meta Norite	W3404	0.56	0.31	0.02	**0.89**	58870	335	0.03	815	0.08	**0.12**			
ORL10	378	379	1	FPx/Meta Norite	W3405	0.53	0.26	0.03	**0.81**	34202	648	0.06	1122	0.11	**0.18**	Total Unit	0.85	g/t 2PGE +Au over 2.00 metres
			2			0.54	0.28	0.02	**0.85**	42031	492	0.05	969	0.10	**0.15**	Total Unit	0.15	Ni+Cu% over 2.00 metres
ORL15	95	96	1	Mottled Anorthosite	K3146	0.22	0.81	0.06	**1.09**	19	565	0.06	747	0.07	**0.13**			
ORL15	96	97	1	Mottled Anorthosite	K3147	0.19	0.82	0.07	**1.09**	61	1312	0.13	1601	0.16	**0.29**			
ORL15	97	98	1	Mottled Anorthosite	K3149	0.20	1.00	0.07	**1.26**	74	1474	0.15	1495	0.15	**0.30**			
ORL15	98	99	1	Mottled Anorthosite	K3150	0.03	0.14	0.01	**0.18**	55	259	0.03	275	0.03	**0.05**			
ORL15	99	100	1	Mottled Anorthosite	K3151	0.08	0.30	0.02	**0.40**	64	276	0.03	323	0.03	**0.06**			
ORL15	100	101	1	Mottled Anorthosite	K3152	0.03	0.19	0.02	**0.24**	85	235	0.02	275	0.03	**0.05**			
ORL15	101	102	1	Mottled Anorthosite	K3153	0.08	0.45	0.03	**0.56**	71	342	0.03	309	0.03	**0.07**	included	1.14	g/t over 3m 2PGE + Au
ORL15	102	103	1	Mottled Anorthosite	K3154	0.15	0.70	0.05	**0.90**	61	621.5	0.06	561	0.06	**0.11**	Total Unit	0.69	g/t 2PGE +Au over 9.00 metres
ORL15	103	104	1	Mottled Anorthosite	K3155	0.10	0.40	0.03	**0.53**	51	356	0.04	400	0.04	**0.08**	Total Unit	0.13	Ni+Cu% over 9.00 metres
			9			0.12	0.53	0.04	**0.69**	60	603	0.06	663	0.07	**0.13**

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War Springs Inferred Mineral Resource Declaration	73

OORLOGSFONTEIN MINERALIZED INTERSECTIONS

BHID	From	To	Interval	Lithologies	SAMPLE NO	Pt	Pd	Au	2PGE + Au	Cr	Cu	Cu%	Ni	Ni%	Ni+Cu %	Summary of notable value intersecrtions		
ORL15	137	138	1	Mixed Anorthosite/Man/Pyr/N	K3196	0.20	1.03	0.08	1.31	143	906	0.09	1104	0.11	0.20			
ORL15	138	139	1	Mixed Anorthosite/Man/Pyr/N	K3197	0.20	0.57	0.06	0.83	184	463	0.05	665	0.07	0.11			
ORL15	139	140	1	Mixed Anorthosite/Man/Pyr/N	K3199	0.32	1.82	0.13	2.27	175	1883	0.19	2574	0.26	0.45			
ORL15	140	141	1	Mixed Anorthosite/Man/Pyr/N	K3200	0.35	1.84	0.16	2.35	243	1790	0.18	2174	0.22	0.40			
ORL15	141	142	1	Mixed Anorthosite/Man/Pyr/N	K3201	0.49	2.61	0.16	3.26	362	1974	0.19	2335	0.23	0.42			
ORL15	142	143	1	Feldspathic Pyroxenite/Norite	K3202	0.45	2.16	0.24	2.85	623	2391	0.24	2657	0.27	0.60			
ORL15	143	144	1	Feldspathic Pyroxenite/Norite	K3203	0.22	1.05	0.08	1.35	1583	878	0.09	1510	0.15	0.24			
ORL15	144	145	1	Feldspathic Pyroxenite/Norite	K3205	0.14	0.67	0.05	0.86	634	711	0.07	1081	0.11	0.18	included	2.68	g/t over 4m 2PGE + Au
ORL15	145	146	1	Feldspathic Pyroxenite/Norite	K3206	0.11	0.54	0.03	0.69	747	551	0.06	851	0.09	0.14	Total Unit	1.89	g/t 2PGE +Au over 10.00 metres
ORL15	146	147	1	Feldspathic Pyroxenite/Norite	K3207	0.79	2.27	0.08	3.14	796	958	0.10	1256	0.13	0.22	Total Unit	0.29	Ni+Cu% over 10.00 metres
			10			0.33	1.46	0.11	1.89	549	1241	0.12	1621	0.16	0.29			
ORL15	258	259	1	mgr N with net texture sulfides 1-2% occ An bands +	E6540	0.14	0.67	0.05	0.85	287	731	0.07	1136	0.11	0.19	included	1.35	g/t over 1m 2PGE + Au
ORL15	259	260	1	N/MN with occ Anorthosite bands mgr	E6541	0.21	1.05	0.09	1.35	315	1233	0.12	1685	0.17	0.29	Total Unit	1.10	g/t 2PGE +Au over 2.00 metres
			2			0.18	0.86	0.07	1.10	301	982	0.10	1411	0.14	0.24	Total Unit	0.24	Ni+Cu% over 2.00 metres
ORL18	68	69	1	Giant Mottled Anorthosite	K3442	0.12	0.55	0.03	0.70	60	447	0.04	408	0.04	0.09	included	1.77	g/t over 1m 2PGE + Au
ORL18	69	70	1	Mixture Giant Man/Spotted An/Spotted N/N	K3443	0.22	1.47	0.08	1.77	123	692	0.07	786	0.08	0.16	Total Unit	1.24	g/t 2PGE +Au over 2.00 metres
			2			0.17	1.01	0.06	1.24	92	570	0.06	596	0.06	0.12	Total Unit	0.12	Ni+Cu% over 2.00 metres
ORL18	83	84	1	Mottled Anorthosite	K3460	0.16	0.86	0.05	1.09	217	1107	0.11	1434	0.14	0.25			
ORL18	84	85	1	Mottled Anorthosite	K3461	0.18	1.05	0.06	1.29	241	1439	0.14	1516	0.15	0.30	included	1.19	g/t over 2m 2PGE + Au
ORL18	85	86	1	Mottled Anorthosite	K3462	0.16	0.74	0.04	0.93	158	1002	0.10	1144	0.11	0.21	Total Unit	1.11	g/t 2PGE +Au over 3.00 metres
			3.00			0.17	0.88	0.05	1.11	205	1183	0.12	1365	0.14	0.26	Total Unit	0.26	Ni+Cu% over 3.00 metres
ORL18	89	90	1	Spotted Anorthosite/Man	K3467	0.16	1.17	0.10	1.44	175	262	0.03	348	0.03	0.06			
ORL18	90	91	1	Spotted Anorthosite/Man	K3468	0.29	1.56	0.10	1.95	173	865	0.09	1303	0.13	0.22			
ORL18	91	92	1	Spotted Anorthosite/Man	K3469	0.20	0.69	0.05	0.94	227	640	0.06	858	0.09	0.15			
ORL18	92	93	1	Spotted Anorthosite/Man	K3470	0.01	0.02	0.01	0.03	148	106	0.01	219	0.02	0.03			
ORL18	93	94	1	Spotted Anorthosite/Man	K3472	0.34	1.18	0.09	1.51	109	1344	0.13	1590	0.16	0.29			
ORL18	94	95	1	Spotted Anorthosite/Man	K3473	0.34	1.16	0.09	1.50	232	1403	0.14	1501	0.15	0.29			
ORL18	95	96	1	Spotted Anorthosite/Man	K3474	0.16	0.68	0.05	0.89	145	565	0.06	792	0.08	0.14			
ORL18	96	97	1	Ultra mafic Harzburgite	K3475	0.15	0.43	0.03	0.60	149	367	0.04	639	0.06	0.10			
ORL18	97	98	1	Ultra mafic Harzburgite	K3476	0.08	0.31	0.03	0.41	1298	332	0.03	1038	0.10	0.14			
ORL18	98	99	1	Ultra mafic Harzburgite	K3477	0.10	0.31	0.02	0.44	1136.5	297.5	0.03	778	0.08	0.11			
ORL18	99	100	1	Ultra mafic Harzburgite	K3479	0.19	1.02	0.14	1.35	291	1021	0.10	1344	0.13	0.24	included	1.69	g/t over 2m 2PGE + Au
ORL18	100	101	1	Ultra mafic Harzburgite	K3480	0.15	0.68	0.04	0.86	289	575	0.06	939	0.09	0.16	Total Unit	0.99	g/t 2PGE +Au over 12.00 metres
			12.00			0.16	0.77	0.06	0.99	363	650	0.06	945	0.09	0.16	Total Unit	0.16	Ni+Cu% over 12.00 metres
ORL17	263	264	1	Ultramafic Harzbugite	K3839	0.25	0.43	0.05	0.73	1384	669	0.07	1642	0.16	0.23			
ORL17	264	265	1	FPx/Anothosite mixed sulfides	K3840	0.53	0.96	0.14	1.64	363	1853	0.19	2782	0.28	0.46			
ORL17	265	266	1	Leuco Norite	K3841	0.09	0.20	0.04	0.32	258	584	0.06	930	0.09	0.15			
ORL17	266	267	1	Leuco Norite	K3842	0.10	0.22	0.03	0.35	309	478	0.05	799	0.08	0.13	included	1.64	g/t over 1m 2PGE + Au
ORL17	267	268	1	Leuco Norite	K3843	0.16	0.36	0.03	0.55	321	558	0.06	1355	0.14	0.19	Total Unit	0.76	g/t 2PGE +Au over 6.00 metres
ORL17	268	269	1	Leuco Norite	K3845	0.25	0.56	0.09	0.90	705	1953	0.19	2709	0.28	0.46	Total Unit	0.27	Ni+Cu% over 6.00 metres
			5.00			0.23	0.45	0.06	0.75	553	999	0.10	1716	0.17	0.27			
ORL18	229	230	1	Ultramafic Harzbugite + sulfides	E6363	0.32	0.41	0.04	0.78	1266	568	0.06	1498	0.15	0.21	Total Unit	0.75	g/t 2PGE +Au over 2.00 metres
ORL18	230	231	1	Spotted Mottled Anorthosite + sulfides 2-3%	E6364	0.20	0.45	0.07	0.72	546	994	0.10	1460	0.15	0.25	Total Unit	0.23	Ni+Cu% over 2.00 metres
			2			0.26	0.43	0.06	0.75	906	781	0.08	1479	0.15	0.23

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	74

Prepared by Minxcon (Pty) Ltd

War Springs Inferred Mineral Resource Declaration	75

Appendix 2: Geochemical Correlation Results

M&R SPRINGS - GEOCHEMICAL CORRELATION RESULTS

BHID	Sample No	From (m)	To (m)	LITH Description	Fe2O3 %	MnO %	Cr2O3 %	[illegible] %	TiO2 %	CaO %	K2O %	P2O5 %	SiO2 %	Al2O3 %	MgO %	Na2O %	Cl %	S %	L.O.I %	Cu ppm	Ni ppm	Zn ppm	V ppm	Cr ppm	[illegible] %	[illegible]	[illegible] ppm	Cr/MgO	[illegible] ppm	LITH Description	From (m)	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[illegible]

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War Springs Inferred Mineral Resource Declaration	76

Appendix 3: QA&QC 2 Standard Deviation Graphs for Various Standards Utilized

CDN PGMS-2 Cu
Oorlogsfontein

CDN PGMS-2 Pt
Oorlogsfontein

CDN PGMS-2 Pd
Oorlogsfontein

CDN PGMS-3 Au
Oorlogsfontein

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War Springs Inferred Mineral Resource Declaration	77

CDN PGMS-3 Pt

CDN PGMS-4 Ru

CDN PGMS-3 Pd

CDN PGMS-4 Pt

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War Springs Inferred Mineral Resource Declaration	78

CDN PGMS-4 Pd

CDN PGMS-5 Pt

CDN PGMS-5 Pd

CDN PGMS-6 Au
Au g/t
Labs
Au Data
Mean
Mean +2SD
Mean -2SD

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War Springs Inferred Mineral Resource Declaration	79

AMIS-1 Pt RR
Oorlogsfontein
AMIS-1 Pd RR
Oorlogsfontein

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War Springs Inferred Mineral Resource Declaration	80

AMIS-1 Au RR
Oorlogsfontein
Data
Mean
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

AMIS-1 Cu RR
Oorlogsfontein
Data
Mean
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

AMIS-1 Ni RR
Oorlogsfontein
Data
Mean
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

AMIS-2 Pt RR
Oorlogsfontein
Data
Mean
Mean +2SD
Mean -2SD
Mean +3SD
Mean -3SD

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War Springs Inferred Mineral Resource Declaration	81

AMIS-2 Au RR
Data
Mean

AMIS-2 Cu RR
Data
Mean

AMIS-2 Ni RR
Data
Mean

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